Exhibit 99.2

CORRECTION FROM SOURCE

AYR WELLNESS INC.

AUGUST 15, 2025

WE ARE REFILING THE RESTRUCTURING SUPPORT AGREEMENT THAT WAS ORIGINALLY FILED ON AUGUST 8, 2025.

THE PREVIOUS VERSION CONTAINED THE FOLLOWING INCORRECT INFORMATION

•	Date of Agreement is July 30, 2025, rather than July 29, 2025 (pages 1, 45, 74 and 77)

•	Corrected cross reference in Section 7.01(h) (page 19)

•	Corrected cross reference in Section 9.06 (page 26)

•	Correct cross reference in Section 14.18 (page 35)

THIS DOES NOT AFFECT THE SUBSTANCE AND THE RELEVANCY OF THE RESTRUCTURING SUPPORT AGREEMENT

EXECUTION VERSION
CONFIDENTIAL

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER, ACCEPTANCE, OR SOLICITATION WITH RESPECT TO ANY SECURITIES, LOANS, OR OTHER INSTRUMENTS. ANY SUCH OFFER, ACCEPTANCE, OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE LAWS, INCLUDING APPLICABLE SECURITIES LAWS. NOTHING CONTAINED IN THIS RESTRUCTURING SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE RSA EFFECTIVE DATE (AS DEFINED BELOW) ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

THIS RESTRUCTURING SUPPORT AGREEMENT IS THE PRODUCT OF SETTLEMENT DISCUSSIONS AMONG THE PARTIES HERETO. ACCORDINGLY, THIS RESTRUCTURING SUPPORT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.

THIS RESTRUCTURING SUPPORT AGREEMENT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES, AND OTHER PROVISIONS WITH RESPECT TO THE RESTRUCTURING TRANSACTIONS (AS DEFINED HEREIN) DESCRIBED HEREIN, WHICH RESTRUCTURING TRANSACTIONS WILL BE SUBJECT TO THE COMPLETION OF THE DEFINITIVE DOCUMENTS INCORPORATING THE TERMS SET FORTH HEREIN, AND THE CLOSING OF ANY RESTRUCTURING TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS AND THE APPROVAL RIGHTS OF THE PARTIES SET FORTH HEREIN AND IN SUCH DEFINITIVE DOCUMENTS.

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (including all exhibits, annexes, and schedules attached hereto, as amended, restated, amended and restated, supplemented, or otherwise modified for time to time in accordance with the terms hereof, this “Agreement”) is made and entered into as of July 30, 2025 (the “RSA Execution Date”), by and among the following parties:1

(a)	AYR Wellness, Inc., a British Columbia corporation (“Canadian Parent” or “AYR”, and together with its direct and indirect subsidiaries, the “Company”), and each of its subsidiaries and Affiliates listed on Exhibit A to this Agreement that have executed and delivered counterpart signature pages to this Agreement to counsel to the Ad Hoc Committee (the Persons in this clause (a), collectively, the “Company Parties”); and

(b)	the undersigned beneficial holders of, or investment advisors, sub-advisors, or managers of discretionary funds, accounts, or sub-accounts that beneficially hold, Senior Notes Claims that have executed and delivered counterpart signature pages to this Agreement , a Joinder, or a Transfer Agreement to counsel to the Company Parties and counsel to the Ad Hoc Committee (the Persons in this clause (b), collectively, the “Consenting Senior Noteholders”).

[1]	Capitalized terms used but not defined in the preamble and Recitals to this Agreement shall have the meanings ascribed to them in Section 1 hereof.

The Company Parties, the Consenting Senior Noteholders and all other Persons that become a party to this Agreement in accordance with the terms hereof shall each individually be referred to as a “Party”, and, collectively, the “Parties”.

RECITALS

WHEREAS, the Company Parties and the Consenting Senior Noteholders have in good faith and at arm’s length negotiated certain terms of proposed restructuring and recapitalization transactions with respect to the capital structure of the Company Parties on the terms set forth in this Agreement and the restructuring term sheet attached hereto as Exhibit B (together with all exhibits, schedules and appendices annexed to such term sheet, the “Restructuring Term Sheet”, and all restructuring and recapitalizations transactions described in this Agreement and the Restructuring Term Sheet, collectively, the “Restructuring Transactions”);

WHEREAS, the Parties intend to implement the Restructuring Transactions, subject to this Agreement, the Restructuring Term Sheet and the other Definitive Documents, by:

(a)	negotiating and executing the asset purchase agreement, which shall be consistent with the Restructuring Term Sheet and otherwise in form and substance acceptable to the Company Parties and the Required Consenting Senior Noteholders (“APA”), pursuant to which an entity established and designated by the Ad Hoc Committee as the purchaser under the APA (“Purchaser”) shall seek to acquire the Acquired Assets and assume the Assumed Liabilities, in each case, as shall be expressly set forth in the APA, in exchange for (1) the cancellation of a portion of the Senior Notes Obligations in an amount to be determined by the Required Consenting Senior Noteholders, (2) at the option of the Required Consenting Senior Noteholders, in its discretion, the cancellation of all or a portion of the Bridge Facility Obligations, and (3) an amount of cash to be determined by the Required Consenting Senior Noteholders, in each case, subject to the terms and conditions set forth in the APA and the other Asset Purchase Documents (collectively, the “Sale Transaction”),

(b)	implementing the Sale Transaction through a public disposition of collateral pursuant to §§ 9-610 and 9-611 of the Uniform Commercial Code, as in effect from time to time in the State of New York (“UCC”), to be conducted by the Senior Notes Trustee, coupled with a consensual assignment of other property by the Company Parties to the purchaser, as set forth in more detail in the Restructuring Term Sheet (the “Sale Proceeding”);

(c)	commencing a proceeding for the Canadian Parent under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Proceedings”) in the Supreme Court of British Columbia (the “CCAA Court”) to effectuate a liquidation and wind down of the Canadian Parent upon such terms and conditions acceptable to the Required Consenting Senior Noteholders and AYR; and

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(d)	consummating the liquidation or sale of the Excluded Assets and the discharge of the Excluded Liabilities of the U.S. Company Parties, and winding down the applicable U.S. Company Parties (each, a “Liquidation Transaction”, and collectively, the “Liquidation Transactions”) through the commencement of one or more proceedings under applicable state law (including, without limitation, a receivership, liquidation, foreclosure, dissolution, and/or an assignment for the benefit of creditors), in each case, upon such terms and conditions acceptable to AYR with the approval of the Required Consenting Senior Noteholders (which approval shall not be unreasonably withheld), (each, a “U.S. Liquidation Proceeding”, and together with the CCAA Proceedings, collectively, the “Liquidation Proceedings”); and

(e)	consummating the Non-Core Divestiture Transactions;

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions on the terms and conditions set forth in this Agreement and the Restructuring Term Sheet;

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1.              Definitions and Interpretation.

1.01.       Definitions. The following terms shall have the following definitions:

“Acquired Assets” has the meaning set forth in the Restructuring Term Sheet.

“Ad Hoc Committee” means that certain ad hoc committee consisting of certain Consenting Senior Noteholders, as may be reconstituted from time to time, represented by the Ad Hoc Committee Advisors.

“Ad Hoc Committee Advisors” means the advisors to the Ad Hoc Committee, including: (a) Paul Hastings, as U.S. counsel, (b) Goodmans LLP, as Canadian counsel, (c) the Law of Office of Charles Patrizia, Esq. and Feuerstein Kulick LLP, as regulatory counsel, (d) Davis Graham, as local counsel, (e) Ducera Partners LLC, as financial advisor (“Ducera”), and (f) such other professionals that may be retained by or on behalf of the Ad Hoc Committee (including the retention of any such professional by Paul Hastings).

“Affiliate” means, with respect to any Person, any other Person controlled by, controlling or under common control with such Person and shall also include any Related Fund of such Person. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of securities, by contract or otherwise).

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“Agreement” has the meaning set forth in the Preamble to this Agreement and, for the avoidance of doubt, includes all the exhibits, annexes, and schedules hereto in accordance with Section 14.01, including the Restructuring Term Sheet, which are expressly incorporated herein and made part of this Agreement).

“Alternative Restructuring” means a sale, disposition, new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, financing (debt or equity, including any debtor-in-possession or exit financing), use of cash collateral, joint venture, partnership, liquidation or winding up, exchange offer, tender offer, asset sale, recapitalization, plan of reorganization, share issuance, share exchange, consent solicitation, business combination, or similar transaction or series of transactions involving one or more of the Company Parties, or the debt, equity, or other interests in any one or more Company Parties, other than the Restructuring Transactions (including any Non-Core Divestiture Transaction or, with respect to the Excluded Assets, (i) any Liquidation Transaction and (ii) any other disposition in form and substance reasonably acceptable to the Required Consenting Senior Noteholders) as contemplated by this Agreement.

“Alternative Restructuring Proposal” means any written or verbal inquiry, plan, proposal, offer, bid, term sheet, letter, letter of intent, discussion, or agreement with respect to an Alternative Restructuring.

“APA” has the meaning set forth in the Recitals hereto.

“Asset Purchase Documents” means, collectively, the APA and all other definitive agreements, documents, instruments, pleadings, orders, or other related documents necessary or desirable to implement and consummate the Sale Transaction, each of which shall contain terms and conditions that are consistent with this Agreement and the Restructuring Term Sheet and otherwise in form and substance acceptable to AYR and the Required Consenting Senior Noteholders.

“Assumed Liabilities” has the meaning set forth in the Restructuring Term Sheet.

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended.

“Bridge Facility” means the bridge financing to be provided by the Bridge Lenders in the form of a senior secured multiple draw term loan facility, on the terms and conditions set forth in the Restructuring Term Sheet, subject to the terms and conditions of the Bridge Facility Credit Agreement and the Bridge Facility Documents.

“Bridge Facility Credit Agreement” means the definitive credit agreement governing the Bridge Facility to be entered into by and among the Company Parties, the Bridge Facility Lenders, and the Bridge Facility Trustee, which shall be in form and substance acceptable to AYR and the Ad Hoc Committee.

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“Bridge Facility Documents” means, collectively, the Bridge Facility Credit Agreement and all other agreements, documents, instruments, or other related documents executed or delivered in connection with the Bridge Facility, including, without limitation, any guarantee agreements, pledge and collateral agreements, intercreditor agreements, and other security documents, each of which shall be in form and substance acceptable to AYR and the Ad Hoc Committee.

“Bridge Facility Lenders” means the lenders party to the Bridge Facility Credit Agreement.

“Bridge Facility Obligations” means all amounts due and obligations arising under, in connection with or related to the Bridge Facility, including, without limitation, all principal, interest, premiums, fees, costs, expenses, indemnities or other amounts under the Bridge Facility Documents.

“Bridge Facility Trustee” means the trustee and collateral trustee or the administrative agent and collateral agent, as applicable, for the Bridge Facility Lenders under the Bridge Facility Credit Agreement, or any successor trustee or agent thereunder, which shall be selected by the Ad Hoc Committee and shall be reasonably acceptable to AYR.

“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state of New York.

“Canadian Parent” has the meaning set forth in the Preamble to this Agreement.

“Causes of Action” means any and all claims, interests, damages, remedies, causes of action, demands, rights, debts, actions, controversies, proceedings, agreements, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, asserted or assertable, directly or derivatively, matured or unmatured, suspected or unsuspected, whether arising before, on, or after the date hereof, in contract, tort, Law, equity, or otherwise, including: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by Law or in equity; and (b) the right to object to or otherwise contest Claims or Equity Interests.

“CCAA Court” has the meaning set forth in the Recitals to this Agreement.

“CCAA Initial Order Pleadings” means any motions, pleadings, applications, and related orders that are necessary and/or desirable to file upon the commencement of the CCAA Proceeding, each of which shall be in form and substance acceptable to AYR and the Required Consenting Senior Noteholders.

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“CCAA Documents” means any and all documents and pleadings prepared or filed by AYR in connection with the CCAA Proceedings with the CCAA Court, including any CCAA Initial Order Pleadings and all orders proposed or sought by AYR in the CCAA Proceedings, including any financing, cash management, sale approval, sanction, distribution or termination orders, each of which shall be consistent with this Agreement and the Restructuring Term Sheet, and otherwise in form and substance acceptable to AYR and the Required Consenting Senior Noteholders.

“CCAA Effective Date” means the date of the initial order in the CCAA Proceedings.

“CCAA Proceedings” has the meaning set forth in the Recitals to this Agreement.

“Claim” means any right to (a) payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, or (b) an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Claims/Equity Interests” means any Claim against, or Equity Interest in, a Company Party.

“Company Parties” has the meaning set forth in the Preamble to this Agreement.

“Company Party Termination Event” has the meaning set forth in Section 12.02.

“Consensual Seller Notes/Debt Agreement” has the meaning set forth in the Restructuring Term Sheet.

“Consenting Senior Noteholders” has the meaning set forth in the Preamble to this Agreement.

“Definitive Documents” means, collectively, each of the documents listed or described in Section 3.01.

“Equity Interests” means, with respect to any Person, the shares (or any class thereof) of capital stock (including common stock and preferred stock), limited liability company interests, partnership interests and any other equity, ownership, beneficial or profits interests of such Person, and options, warrants, rights, stock appreciation rights, phantom stock or units, incentives, commitments, calls, redemption rights, repurchase rights or other securities, arrangements or agreements to acquire or subscribe for, or which are convertible into, or exercisable or exchangeable for, the shares (or any class thereof) of capital stock (including common stock and preferred stock), limited liability company interests, partnership interests or any other equity, ownership, beneficial, or profits interests of such Person (in each case, whether or not arising under or in connection with any employment agreement).

“Excluded Assets” has the meaning set forth in the Restructuring Term Sheet.

“Excluded Liabilities” has the meaning set forth in the Restructuring Term Sheet.

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“Existing Subordination Agreements” means, collectively, each “Subordination Agreement” as defined in the Senior Notes Indenture, including, without limitation, the IL Herbal Remedies Subordination Agreement, GSD Subordination Agreement, NJ LivFree Subordination Agreement, NV Green Subordination Agreement, NV Tahoe Hydro Subordination Agreement, PA CannTech Subordination Agreement, and PA DocHouse Subordination Agreement (each as defined in the Restructuring Term Sheet), in each case, as amended, restated, amended and restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Exit Facility” means the (a) the New Money Exit Facility, and (b) the Take-Back Debt Facility.

“Exit Facility Credit Agreement” means the definitive credit agreement governing the Exit Facility to be entered into on the Sale Transaction Effective Date by and among NewCo, the guarantors from time to time party thereto, the New Money Exit Lenders, the Take-Back Debt Lenders, the Exit Facility Trustee, and the other parties party thereto from time to time, which shall be in form and substance acceptable to the Required Consenting Senior Noteholders.

“Exit Facility Documents” means the Exit Facility Credit Agreement and any other agreements, instruments, and documents executed or delivered in connection therewith, each as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, each of which shall be in form and substance acceptable to the Required Consenting Senior Noteholders.

“Exit Facility Trustee” means the trustee and collateral trustee or the administrative and collateral agent, as applicable, for the New Money Exit Lenders under the Exit Facility Credit Agreement, or any successor trustee or agent thereunder, which shall be selected by the Required Consenting Senior Noteholders.

“Excluded Assets” has the meaning set forth in the Restructuring Term Sheet.

“Excluded Liabilities” has the meaning ascribed to such term in the Restructuring Term Sheet.

“Governmental Body” means any U.S. or non-U.S. federal, municipal, state, local, or foreign government or any agency, bureau, board, commission, court, or arbitral body, department, political subdivision, regulatory or administrative authority, tribunal or other instrumentality thereof, or any other U.S. or non-U.S. stock exchange, or any self-regulatory organization.

“Initial Approved Budget” has the meaning set forth in Section 2.

“Initial Parties” has the meaning set forth in Section 2.

“Joinder” means a joinder to this Agreement substantially in the form attached hereto as Exhibit E.

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“Law” means any federal, state, provincial, local, or foreign law (including, in each case, any common law), statute, code, ordinance, rule, regulation, decree, injunction, order, ruling, assessment, writ or other legal requirement, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a Governmental Body of competent jurisdiction.

“Limited Waiver Amendment” means that certain Limited Waiver Agreement, dated as of June 6, 2025, by and among the Company Parties and the Senior Noteholders party thereto.

“Liquidation Documents” means all definitive agreements, documents, instruments, pleadings, proposed orders, or other related documents necessary or desirable to commence, implement and consummate the U.S. Liquidation Proceedings and the Liquidation Transactions, each of which shall contain terms and conditions that are consistent with this Agreement and the Restructuring Term Sheet and otherwise in form and substance acceptable to AYR and the Required Consenting Senior Noteholders.

“Liquidation Proceedings” has the meaning set forth in the Recitals to this Agreement.

“Liquidation Transactions” has the meaning set forth in the Recitals to this Agreement.

“Liquidation Transaction Effective Date” has the meaning set forth in the Restructuring Term Sheet.

“Management Conference Call” has the meaning set forth in Section 7.01(k).

“Milestone” or “Milestones” has the meaning set forth in the Restructuring Term Sheet.

“Mutual Release Agreement” has the meaning set forth in the Restructuring Term Sheet.

“New Organizational Documents” means the Organizational Documents of NewCo and the other NewCo Entities, each of which shall be in form and substance acceptable to the Required Consenting Senior Noteholders.

“NewCo” has the meaning set forth in the Restructuring Term Sheet.

“NewCo Entities” has the meaning set forth in the Restructuring Term Sheet.

“New Equity Interests” has the meaning set forth in the Restructuring Term Sheet.

“No Recourse Party” has the meaning set forth in Section 14.22.

“Non-Core Divesture Transactions” has the meaning set forth in the Restructuring Term Sheet.

Non-Core Divestiture Transaction Documents” means all definitive agreements, documents, instruments, pleadings, proposed orders, or other related documents necessary or desirable to implement and consummate the Non-Core Divestiture Transactions, each of which shall contain terms and conditions that are consistent with this Agreement and the Restructuring Term Sheet and otherwise in form and substance acceptable to AYR and the Required Consenting Senior Noteholders.

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“New Money Exit Facility” means the new money exit facility to be provided by the New Money Exit Lenders on the Sale Transaction Effective Date on the terms set forth in the Restructuring Term Sheet, subject to the terms and conditions set forth in the Exit Facility Documents.

“New Money Exit Lenders” means the lenders under the New Money Exit Facility.

“Non-Core Divesture Transaction” has the meaning set forth in the Restructuring Term Sheet.

“Organizational Documents” means, with respect to any Person other than a natural person, the formation and governance documents of such Person, including any certificate of incorporation, certificate of formation, charter, certificate of limited partnership, or articles of organization, by-laws, partnership agreement, operating, limited liability company or members agreement, shareholder agreement or shareholder documents.

“Paul Hastings” means Paul Hastings LLP, in its capacity as counsel to the Ad Hoc Committee.

“Permits” means any license, permit, registration, authorization, approval, certificate of authority, accreditation, qualification, or similar document or authority that has been issued or granted by any Governmental Body or Third Party Association.

“Person” means an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group, a Governmental Body, a third-party association, or any legal entity, estate, or association.

“Proceeding” means any action, claim, complaint, petition, suit, arbitration, mediation, alternative dispute resolution procedure, hearing, audit, examination, investigation, or other proceeding by or before any Governmental Body, which may include, without limitation, the U.S. Liquidation Proceedings and the CCAA Proceedings.

“Related Fund” means, with respect to any Person, any fund, account or investment vehicle that is controlled, advised or managed by (a) such Person, (b) an Affiliate of such Person, or (c) the same investment manager, advisor, or subadvisor that controls, advises, or manages such Person or an Affiliate of such investment manager, advisor or subadvisor.”

“Required Consenting Senior Noteholders” means, as of the relevant reference date, the Consenting Senior Noteholders holding at least 50.1% of the aggregate outstanding principal amount of Senior Notes Claims that are held by all Consenting Senior Noteholders in the aggregate as of such reference date.

“Restructuring Term Sheet” has the meaning set forth in the Recitals to this Agreement.

“Restructuring Transactions” has the meaning set forth in the Recitals to this Agreement.

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“Restructuring Transactions Memorandum” means a document setting forth the material components of the Restructuring Transactions, including a summary of any transaction steps necessary to complete the Sale Transaction and the Liquidation Transactions, which shall be in form and substance acceptable to AYR and the Required Consenting Senior Noteholders.

“RSA Effective Date” has the meaning set forth in Section 2.

“RSA Effective Period” means, with respect to a Party, the period from (a) the later of (i) the RSA Effective Date, and (ii) the date such Party becomes a Party to this Agreement, to (b) the Termination Date.

“RSA Execution Date” has the meaning set forth in the Preamble to this Agreement.

“Rules” means Rule 501(a)(1), (2), (3), and (7) of the Securities Act.

“Sale Proceeding” has the meaning set forth in the Recitals to this Agreement.

“Sale Transaction” has the meaning set forth in the Recitals to this Agreement.

“Sale Transaction Effective Date” has the meaning set forth in the Restructuring Term Sheet.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Notes/Debt Claims” has the meaning set forth in the Restructuring Term Sheet.

“Senior Noteholders” means holders of, or investment advisors, sub-advisors or managers of discretionary funds, accounts or sub-accounts that beneficially hold, Senior Notes.

“Senior Notes” means the senior secured notes outstanding under the Senior Notes Indenture.

“Senior Notes Claim” means any and all Claims against each of the Senior Notes Obligors arising under, derived from, based on, or related to the Senior Notes.

“Senior Notes Collateral” has the meaning set forth in Section 7.03(c).

“Senior Notes Documents” means, collectively, (a) the Senior Notes, (b) the Senior Notes Indenture, and (c) any other agreements, documents, instruments, or other related documents delivered or entered into or in connection with the Senior Notes and the Senior Notes Indenture, including, without limitation, any guarantee agreements, pledge and collateral agreements, intercreditor agreements, and other security documents, as any of the foregoing may be amended, modified, or supplemented from time to time in accordance with the terms thereof (including any Existing Subordination Agreements, cash management arrangements, and ancillary facilities).

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“Senior Notes Indenture” means that certain Amended and Restated Indenture, dated as of February 7, 2024 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among, inter alia, the Senior Notes Issuer and the Senior Notes Trustee.

“Senior Notes Guarantors” means the guarantors party to the Senior Notes Indenture from time to time.

“Senior Notes Issuer” means AYR in its capacity as the issuer of the Senior Notes under the Senior Notes Indenture.

“Senior Notes Liens” has the meaning set forth in Section 7.03(c).

“Senior Notes Obligations” has the meaning set forth in Section 7.03(b).

“Senior Notes Obligors” means the Senior Notes Issuer and the Senior Notes Guarantors.

“Senior Notes Trustee” means Odyssey Trust Company, a trust company continued under the laws of the Canada authorized to carry on the business of a trust company in British Columbia, in its capacity as trustee and collateral trustee under the Senior Notes Indenture and the other Senior Notes Documents, or any successor trustee or successor collateral trustee thereunder.

“Take-Back Debt Facility” means the exit facility to be provided by the New Money Exit Lenders through the conversion of outstanding obligations under the Bridge Facility into the exit facility on the Sale Transaction Effective Date on the terms set forth in the Restructuring Term Sheet, subject to the terms and conditions set forth in the Exit Facility Documents

“Take-Back Debt Lenders” means the lenders under the Take-Back Debt Facility.

“Termination Date” means the date on which termination of this Agreement is effective in accordance with Section 12.01, Section 12.02, Section 12.03, or Section 12.05.

“Third Party Association” means any trade, industry, business, or sector association, body, group or council, or similar entity.

“Transaction Expenses” means all reasonable and documented fees, costs, and expenses of each of the Ad Hoc Committee Advisors, in each case, incurred in connection with the Company, the Senior Notes, the Sale Transaction, the Liquidation Transactions, the CCAA Proceedings, the U.S. Liquidation Proceedings or any other Restructuring Transactions, the negotiation, formulation, preparation, execution, delivery, implementation, consummation, and/or enforcement of this Agreement and/or any of the other Definitive Documents, and the transactions contemplated hereby or thereby, including any amendments, waivers, consents, supplements, or other modifications to any of the foregoing (in the case of Ducera, consistent with the fee reimbursement letter entered into between the applicable Company Parties (or Paul Hastings), on the one hand, and Ducera, on the other hand).

“Transfer” means to sell, resell, reallocate, use, pledge, assign, transfer, loan, grant, hypothecate, participate, donate, or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales, or other transactions).

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“Transfer Agreement” means an executed form of the transfer agreement providing, among other things, that a transferee is bound by the terms of this Agreement and substantially in the form attached hereto as Exhibit D.

“UCC” has the meaning set forth in the Recitals to this Agreement.

“U.S. Company Parties” means any Company Party other than the Canadian Parent.

1.02.       Interpretation. For purposes of this Agreement:

(a)           in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b)           capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

(c)           unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions;

(d)           unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, amended and restated, supplemented, or otherwise modified or replaced from time to time; provided that any capitalized terms herein which are defined with reference to another agreement, are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof;

(e)           unless otherwise specified, all references herein to “Sections” are references to Sections of this Agreement;

(f)            the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(g)           captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(h)           references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable limited liability company Laws;

(i)	the use of “include” or “including” is without limitation, whether stated or not;

(j)	unless otherwise specified, references to “days” shall mean calendar days;

(k)	“$” shall mean U.S. dollars and “CAD” shall mean Canadian dollars; and

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(l)            (i) the phrase “counsel to the Ad Hoc Committee” refers in this Agreement to the applicable counsel specified in clause (a) in the definition of “Ad Hoc Committee Advisors” in Section 1, and (ii) the phrase “counsel to the Company Parties” refers in this Agreement to the counsel specified in Section 14.09(a).

Section 2.             Effectiveness of this Agreement. This Agreement shall become effective and binding upon each of the Parties that has executed and delivered counterpart signature pages to this Agreement on the date on which all of the following conditions have been satisfied or waived by the applicable Party or Parties in accordance with this Agreement (such date, the “RSA Effective Date” and such Parties, the “Initial Parties”):

(a)           each of the Company Parties shall have executed and delivered counterpart signature pages of this Agreement to counsel to the Ad Hoc Committee;

(b)           Senior Noteholders holding at least two-thirds of the aggregate outstanding principal amount of Senior Notes shall have executed and delivered counterpart signature pages of this Agreement to counsel to each of the other Parties;

(c)           the Company Parties shall have received the invoices for payment of accrued and unpaid Transaction Expenses one (1) Business Day prior to the RSA Effective Date;

(d)           the Company Parties shall have paid to the applicable Ad Hoc Committee Advisors all accrued and unpaid Transaction Expenses incurred up to (and including) the RSA Effective Date;

(e)           the Company Parties shall have delivered to the Ad Hoc Committee a 13-week cash flow projection (the “Initial Approved Budget”), substantially in form attached hereto as Exhibit C and satisfactory to the Ad Hoc Committee in all respects, reflecting (i) the Company Parties’ anticipated cash receipts and disbursements for each calendar week during the period from the week in which the RSA Effective Date occurs through and including the end of the thirteenth calendar week thereafter, and (ii) a professional fee budget with respect to the anticipated professional fees and expenses to be incurred by the professionals for the Company Parties and any other professionals during the thirteen week period; and

(f)            counsel to the Company Parties shall have given notice to counsel to the Ad Hoc Committee in the manner set forth in Section 14.09 (by e-mail or otherwise) that the conditions to the RSA Effective Date set forth in this Section 2 have been satisfied or occurred.

Section 3.              Definitive Documents.

3.01.       The Definitive Documents governing the Restructuring Transactions shall include this Agreement and all other agreements, instruments, pleadings, orders, forms, questionnaires, and other documents (including all exhibits, schedules, supplements, appendices, annexes, instructions and attachments thereto) that are necessary or advisable to implement or effectuate the Restructuring Transactions, including each of the following (collectively, the “Definitive Documents”):

(a)	the Restructuring Term Sheet;

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(b)	the Asset Purchase Documents;

(c)	the Bridge Facility Documents;

(d)	the Exit Facility Documents;

(e)	the Liquidation Documents;

(f)	the CCAA Documents;

(g)	the New Organizational Documents;

(h)	the Non-Core Divestiture Transaction Documents;

(i)	the Restructuring Transactions Memorandum;

(j)	the Consensual Seller Notes/Debt Agreements, if applicable;

(k)	Mutual Release Agreement; and

(l)            any other documents, agreements, instruments, and definitive documentation that may be necessary or desirable to support, facilitate, implement, document, otherwise give effect to, or consummate all or any part of the Restructuring Transactions, each of which shall be consistent with this Agreement and the Restructuring Term Sheet and otherwise in form and substance acceptable to the Required Consenting Senior Noteholders and, to the extent expressly set forth in elsewhere this Agreement or in the Restructuring Term Sheet, the Company Parties.

3.02.       The Definitive Documents not executed or in a form attached to this Agreement as of the RSA Execution Date remain subject to negotiation and completion, as applicable. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter, or instrument related to the Restructuring Transactions shall contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement and the Restructuring Term Sheet, in each case, as they may be modified, amended, or supplemented in accordance with Section 13, shall be in form and substance acceptable to the Required Consenting Senior Noteholders and, to the extent expressly set forth elsewhere in this Agreement or in the Restructuring Term Sheet, the Company Parties.

Section 4.              Milestones; Consummation of the Restructuring Transactions. On and after the RSA Effective Date, the Company Parties shall implement the Restructuring Transactions in accordance with Milestones set forth in the Restructuring Term Sheet (which are incorporated by reference herein), in each case, unless extended or waived in writing (which may include email from counsel) by the Required Consenting Senior Noteholders in their discretion.

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Section 5.              Commitments of the Consenting Senior Noteholders.

5.01.	General Commitments, Forbearances, and Waivers.

(a)           During the RSA Effective Period, each Consenting Senior Noteholder agrees, severally and not jointly, to:

(i)            support the Restructuring Transactions, and vote all Company Claims/Equity Interests owned, held, or otherwise controlled by such Consenting Senior Noteholder and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which it is legally entitled to participate), in each case, in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions; provided, however, that each Consenting Senior Noteholder shall have the right, in its absolute discretion, but shall not be obligated, to (A) waive (to the extent that such Consenting Senior Noteholder has the right to waive) any condition to the consummation of any part of the Restructuring Transactions set forth in any Definitive Document or (B) approve any Definitive Document that is not in form and substance acceptable to such Consenting Senior Noteholder (if such Definitive Document is required to be in form and substance acceptable to such Consenting Senior Noteholder pursuant to this Agreement, including pursuant to Section 3.02);

(ii)           to the extent applicable, fund its committed portion of the Bridge Facility as and when due in accordance with and subject to the terms and conditions of the Bridge Facility Documents;

(iii)          to the extent applicable, fund its committed portion of the New Money Exit Facility as and when due in accordance with and subject to the terms and conditions set forth in the Exit Facility Documents;

(iv)          give any notice, order, instruction, or direction to the Senior Notes Trustee necessary to give effect to the Restructuring Transactions; provided, however, that such Consenting Senior Noteholder shall not be obligated hereunder to provide the Senior Notes Trustee or any other Person with any indemnities or similar undertakings in connection with taking any such action; and

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(v)           except for the Restructuring Transactions contemplated under this Agreement and the Restructuring Term Sheet (including, without limitation, the exercise of remedies under UCC § 9-610 in connection with the Sale Proceeding), forbear from exercising or directing any Person (including the Senior Notes Trustee) to exercise remedies on account of, (a) the “Specified Defaults” (as defined in the Limited Waiver Amendment), (b) any Default or Event of Default (each as defined in the Senior Notes Indenture) under the Senior Notes Documents, including, but not limited to, any default arising from the Company Parties’ failure to make the interest payment on the Senior Notes due on or about June 30, 2025, and/or any other interest payment on the Senior Notes that shall become due during the RSA Effective Period, and (c) any breach by any Company Party of, and any default or event of default (howsoever described) under, the applicable Senior Notes Documents that shall or may arise as a result of, directly or indirectly, any of the steps, actions, or transactions expressly required or contemplated by, or expressly undertaken pursuant to this Agreement, the Restructuring Term Sheet, any Definitive Document, and the commencement of the Sale Proceeding, the Non-Core Divestiture Transactions, the U.S. Liquidation Proceedings and the CCAA Proceedings; provided, however, that (w) the Company Parties stipulate, acknowledge and agree that a “default” for purposes of UCC §§ 9-601 and 9-610 (a) exists and is continuing, and, notwithstanding anything contained in this Agreement or the Restructuring Term Sheet to the contrary, nothing contained in this section 5.01(a)(v), this Agreement or the Restructuring Term Sheet shall preclude the commencement and implementation of the Sale Proceeding as contemplated by this Agreement and the Restructuring Term Sheet, (x) no Consenting Senior Noteholder shall be required hereunder to provide any trustee and/or agent or other Person (including the Senior Notes Trustee) under any applicable Senior Notes Documents with any additional indemnities or similar undertakings in connection with taking any such action, (y) no Consenting Senior Noteholder shall be required to take, or refrain from taking, any actions contemplated by this Section 5.01(a)(v) unless expressly contemplated by this Agreement, and (z) nothing in this Section 5.01(a)(v) shall require the Consenting Senior Noteholders to waive any default or event of default, or any of the obligations arising under, or liens or other encumbrances created by, any of the Senior Notes Documents; provided, further, however, that, for the avoidance of doubt, it is understood and agreed that any forbearance granted pursuant to this Section 5.01(a)(v) shall be effective during the RSA Effective Period only and shall not be deemed to be a permanent forbearance from the exercise of remedies on account of any default or event of default arising under the Senior Notes Documents.

(vi)          without limiting any rights under Section 12, negotiate in good faith and, to the extent it is contemplated to become a party thereto, execute, deliver, and use commercially reasonable efforts to perform their obligations under, and consummate the transactions contemplated by, the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement.

(b)           During the RSA Effective Period, each Consenting Senior Noteholder agrees, severally and not jointly, in respect of all of its Company Claims/Equity Interests, that it shall not directly or indirectly:

(i)            object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring Transactions (including, as applicable, through instructions, directions, notices, or orders to the Senior Notes Trustee);

(ii)           seek, solicit, encourage, propose, file, support, participate, consent to, or vote (or allow any proxy appointed by it to vote) for any Alternative Restructuring Proposal or engage in any discussions, negotiations, understandings or arrangements with any Person related to an Alternative Restructuring Proposal (it being understood, for the avoidance of doubt, that, notwithstanding anything contained herein to the contrary, the Ad Hoc Committee and the Ad Hoc Committee Advisors shall be authorized to communicate and negotiate directly with the holders of Seller Notes/Debt Claims (as defined in the Restructuring Term Sheet) in an effort to seek to consensually amend, restructure or modify all or a portion of the Seller Notes/Debt Claims on terms and conditions acceptable to the Ad Hoc Committee in its discretion, and the Company Parties shall cooperate with the Ad Hoc Committee and the Ad Hoc Committee Advisors to facilitate such negotiations);

(iii)          execute or file any motion, pleading, agreement, instrument, order, form, or other document with any court (including any modifications or amendments to any of the foregoing that had previously been executed or filed with any court) that, in whole or in part, is materially inconsistent with this Agreement or the Restructuring Term Sheet;

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(iv)          initiate, or have initiated on its behalf, any litigation or Proceeding of any kind with respect to the Restructuring Transactions contemplated herein against the Company Parties or the other Parties, other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

(v)           other than to the extent contemplated herein or in the Restructuring Term Sheet in connection with the Restructuring Transactions, exercise, or direct any other Person (including the Senior Notes Trustee) to exercise, any right or remedy for the enforcement, collection, or recovery of any Company Claims/Interests; provided, however, that nothing in this Agreement shall prevent any Consenting Senior Noteholder from enforcing this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

(vi)          object to, delay, impede, or take any other action to interfere with the Company Parties’ ownership and possession of their assets, wherever located;

(vii)         announce publicly its intention to not support the Restructuring Transactions; or

(viii)	direct any other Person to take any of the actions listed in clauses (i) through (viii) of this Section 5.01(b).

Section 6.            Additional Provisions Regarding the Consenting Senior Noteholders’ Commitments. Notwithstanding anything contained in this Agreement, nothing in this Agreement shall: (a) affect the ability of any Consenting Senior Noteholder to consult with any other Consenting Senior Noteholder, or the Company Parties; (b) impair or waive the rights of any Consenting Senior Noteholder to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; (c) prevent any Consenting Senior Noteholder from enforcing this Agreement or any other Definitive Document or asserting or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement or any other Definitive Document; (d) limit the ability of a Consenting Senior Noteholder to purchase, sell, or enter into any transactions regarding the Company Claims/Equity Interests, subject to the terms hereof; (e) constitute a waiver or amendment of any term or provision of, or alter or diminish any right or obligation in, any Senior Notes Document or the Existing Subordination Agreements, or modify the consent rights of any Consenting Senior Noteholder in any such Senior Notes Document or the Existing Subordination Agreements); (f) constitute a termination or release of any liens on, or security interests in, any of the assets or properties of the Company Parties that secure the obligations under any Senior Notes Document (except any termination that may occur upon the consummation of the Restructuring Transactions on the Restructuring Effective Date in accordance with the terms set forth herein and in the Restructuring Term Sheet); (g) except as and to the extent explicitly set forth herein, require any Consenting Senior Noteholder to incur, assume, become liable in respect of or suffer to exist any expenses, liabilities, or other obligations, or agree to or become bound by any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations to such Consenting Senior Noteholder; (h) prevent a Consenting Senior Noteholder from taking any action that is required in order to comply with applicable Law (provided, however, that if any Consenting Senior Noteholder proposes to take any action that is otherwise inconsistent with this Agreement or the Restructuring Transactions in order to comply with applicable Law, such Consenting Senior Noteholder shall provide, to the extent possible without violating applicable Law, at least three (3) Business Days’ advance, written notice to counsel to the Company Parties and counsel to the Ad Hoc Committee); (i) prohibit any Consenting Senior Noteholder from taking any action that is not inconsistent with this Agreement or the Restructuring Transactions); (j) limit the ability of any Consenting Senior Noteholder to enforce the terms of the Existing Subordination Agreements (including exercising any rights or remedies available to the Consenting Senior Noteholders thereunder); or (k) require any Consenting Senior Noteholder to fund or commit to fund any additional amounts (other than as agreed in connection with the Bridge Facility and the New Money Exit Facility) without such Consenting Senior Noteholder’s written consent.

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Section 7.              Commitments of the Company Parties.

7.01.       Affirmative Commitments. Except as set forth in Section 8, absent the prior written consent or waiver of the Required Consenting Senior Noteholders, during the RSA Effective Period, the Company Parties agree to:

(a)           support, and take all actions necessary, desirable, or reasonably requested by the Required Consenting Senior Noteholders to implement and consummate the Restructuring Transactions as contemplated by this Agreement and the Restructuring Term Sheet;

(b)           to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions contemplated herein, take all steps reasonably necessary or reasonably requested by the Required Consenting Senior Noteholders to address any such impediment, including, timely filing a formal objection to any motion, application or other proceeding filed by any Person seeking the entry of an order challenging (x) the amount, validity, allowance, character, enforceability, or priority of any Company Claims/Interests of any of the Consenting Senior Noteholders, or (y) the validity, enforceability or perfection of any lien or other encumbrance securing (or purporting to secure) any Company Claims/Interests of any of the Consenting Senior Noteholders;

(c)           use commercially reasonable efforts to obtain any and all Permits, licenses, approvals (including making any necessary regulatory or other filings or notifications), and third party consents, in each case, that are necessary or advisable for the implementation or consummation of any part of the Restructuring Transactions, as soon as reasonably practicable;

(d)           negotiate in good faith and use commercially reasonable efforts to execute, deliver and perform their obligations under, and consummate the transactions contemplated by, the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement, in each case, as soon as reasonably practicable;

(e)           use commercially reasonable efforts to seek additional support for the Restructuring Transactions from their other material stakeholders to the extent reasonably prudent; provided, however, that the Ad Hoc Committee and the Ad Hoc Committee Advisors shall be authorized to communicate and negotiate directly with the holders of Seller Notes/Debt Claims in an effort to consensually amend, modify or restructure some or all of the Seller Notes/Debt Claims on terms and conditions acceptable to the Ad Hoc Committee in its discretion, and the Company shall cooperate with the Ad Hoc Committee and the Ad Hoc Committee Advisors to facilitate such negotiations;

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(f)            use commercially reasonable efforts to complete the preparation, as soon as practicable after the RSA Effective Date, of each of the Definitive Documents (including all motions, applications, orders, agreements and other documents, each of which, for the avoidance of doubt, shall contain terms and conditions consistent with this Agreement);

(g)           subject to the consent rights set forth herein, (i) complete the preparation, as soon as reasonably practicable after the RSA Effective Date, of the APA and the other APA Documents, (iii) cooperate with respect to the Sale Proceeding, (iii) complete the preparation for, commence and prosecute the CCAA Proceedings and the Liquidation Proceedings as soon as reasonably practicable, and (iii) effectuate the Sale Transaction, the Liquidation Transactions, the Non-Core Divestiture Transactions and all other Restructuring Transactions as soon as reasonably practicable (in any event, in accordance with the applicable Milestones);

(h)           subject to the consent rights set forth herein and with respect to the CCAA Proceedings and the Liquidation Proceedings, provide drafts of the Definitive Documents to, and afford a reasonable opportunity for comment and review of such documents by, and consult in good faith with the Ad Hoc Committee and the Ad Hoc Committee Advisors, which opportunity of comment and review shall be not less than three (3) Business Days in advance of any filing, execution, distribution, or use (as applicable) thereof; provided, however, that the obligations of the Company Parties under this Section 7.01(h) shall in no way alter or diminish any right expressly provided to any applicable Consenting Senior Noteholder under this Agreement to review, comment on, and/or consent to the form and/or substance of any document in accordance with the terms hereof;

(i)            promptly notify the Ad Hoc Committee and the Ad Hoc Committee Advisors (and in any event within two (2) Business Days after obtaining knowledge thereof) of:

(i)            the initiation, institution, or commencement of any Proceeding by a Governmental Body or other Person (or communications indicating that the same may be contemplated or threatened) (x) involving any of the Company Parties (including any assets, Permits, businesses, operations, or activities of any of the Company Parties) or any of their respective current or former officers, employees, managers, directors, members, or equityholders (in their capacities as such) or (y) challenging the validity of the transactions contemplated by this Agreement or any other Definitive Document or seeking to enjoin, restrain, or prohibit this Agreement or any other Definitive Document or the consummation of the transactions contemplated hereby or thereby;

(ii)           any breach by any of the Company Parties of any of their obligations, representations, warranties, or covenants set forth in this Agreement;

(iii)          the happening or existence of any event that shall have made any of the conditions precedent to any Person’s obligations set forth in (or to be set forth in) the Restructuring Term Sheet or any of the Definitive Documents to the consummation of the Restructuring Transactions incapable of being satisfied within the Milestones;

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(iv)          the occurrence of an event of which any Company Party has knowledge or arising out of a Company Party’s own actions that would allow a Party (other than a Company Party) to terminate this Agreement with respect to any other Party pursuant to Section 12; and/or

(v)           the receipt of notice from any Governmental Body or other Person alleging that the consent of such Person is or may be required under any Organizational Document, material contract, Permit, Law, or otherwise in connection with the consummation of any part of the Restructuring Transactions;

(j)            maintain the good standing and legal existence of each Company Party under the Laws of the jurisdiction in which each such entity is incorporated, organized, or formed (except to the extent that any failure to maintain such Company Party’s good standing arises solely as a result of the commencement of the Liquidation Proceedings);

(k)           (i) use commercially reasonable efforts to keep the Consenting Senior Noteholders informed about the operations of the Company Parties, (ii) use commercially reasonable efforts to direct the current employees, officers, advisors, and other representatives of the Company Parties to provide, to the Ad Hoc Committee Advisors, upon written request to the Company Parties’ advisors and subject to obtaining approval of the Company Parties (not to be unreasonably withheld or delayed), (1) reasonable access during normal business hours to the Company Parties’ books, records, and facilities, and (2) upon written request to the advisors of the Company Parties (which may be by email), reasonable access to the senior management and advisors of the Company Parties for the purposes of evaluating the Company Parties’ assets, liabilities, operations, businesses, finances, strategies, prospects, and affairs, and (iii) use commercially reasonable efforts to arrange for a teleconference (the “Management Conference Call”) to take place bi- weekly, which Management Conference Call shall (1) require participation by at least one senior member of the Company Parties’ management team and permit participation by the Company Parties’ counsel and advisors and such Consenting Senior Noteholders and their advisors as elect to participate therein, who shall be provided with an invitation to, and details of, such Management Conference Call as soon as reasonably practicable prior to the scheduled date therefor, and (2) be intended for purposes of discussing the Company Parties’ financial information and such other information and matters reasonably related thereto or reasonably requested by the Required Consenting Senior Noteholders;

(l)            if any Person submits to any of the Company Parties a bid in connection with the Sale Proceeding or submits an unsolicited Alternative Restructuring Proposal, then such Company Party shall (i) within two (2) Business Days of receiving such bid or Alternative Restructuring Proposal, notify counsel to the Ad Hoc Committee of the receipt of such bid or proposal (which notice shall include the identity of the Person(s) involved and the material terms thereof; (ii) provide counsel to the Ad Hoc Committee with regular updates as to the status and progress of such Alternative Restructuring Proposal; (iii) respond promptly to reasonable information requests and questions from counsel to the Ad Hoc Committee relating to such bid or Alternative Restructuring Proposal; (iv) provide the Ad Hoc Committee Advisors with all relevant information regarding (A) any negotiations and/or material discussions relating to any such bid or Alternative Restructuring, and/or (B) any amendments, modifications, or other changes to, or any further material developments of, any such bid or Alternative Restructuring, in any such case as is necessary to keep such counsel contemporaneously informed as to the status and substance of such discussions, negotiations, amendments, modifications, changes, and/or developments; and (v) to the extent any Company Party is bound by a confidentiality agreement with the party providing the bid or Alternative Restructuring Proposal, such Company Party shall ensure that such confidentiality agreement does not prohibit the Company Parties from disclosing the terms of the bid or Alternative Restructuring Proposal in accordance with its obligations hereunder;

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(m)          except as otherwise contemplated under this Agreement or any Definitive Document, (i) conduct their businesses and operations in the ordinary course in a manner that is consistent with past practices and in compliance with Law, (ii) maintain their physical assets, properties, and facilities in their working order condition and repair as of the RSA Effective Date, in the ordinary course, in a manner that is consistent with past practices, and in compliance with applicable Permits and Law (ordinary wear and tear and casualty and condemnation excepted), (iii) maintain their respective books and records in the ordinary course, in a manner that is consistent with past practices, and in compliance with Law, (iv) maintain all of their material insurance policies, or suitable replacements therefor, in full force and effect, in the ordinary course, in a manner that is consistent with past practices, and in compliance with Law, and (v) use commercially reasonable efforts to preserve intact their business organizations and relationships with third parties (including creditors, lessors, licensors, franchisees, vendors, customers, suppliers, and distributors) and employees in the ordinary course, in a manner that is consistent with past practices, in each case with respect to subsections (i)-(v), except (1) as required by Law, (2) as may be required to adhere to the terms of the Approved Budget, (3) as otherwise agreed in writing by the Required Consenting Senior Noteholders, or (4) as otherwise expressly provided in this Agreement or for actions taken by any member of the Company Parties in connection with the Restructuring Transactions, including the winddown of the Excluded Assets, in each case consistent in all respects with the terms of this Agreement and the other applicable Definitive Documents;

(n)           provide responses in a reasonably timely manner, whether by directing the Company Parties’ advisors to respond or otherwise, to reasonable diligence requests from the Ad Hoc Committee Advisors for purposes of the Consenting Senior Noteholders’ due diligence investigation in respect of the assets, liabilities, operations, businesses, finances, strategies, prospects, and affairs of the Company Parties;

(o)           comply with the Initial Approved Budget and the Budget and Variance Covenants (as defined in the Bridge Facility Term Sheet, attached as Exhibit 1 to the Restructuring Term Sheet); and

(p)           consummate the Restructuring Transactions as soon as practicable provided that each of the applicable conditions to the consummation of such transactions set forth in this Agreement and the other applicable Definitive Documents has been satisfied or waived by the applicable Persons in accordance with the terms of this Agreement and the applicable Definitive Documents.

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7.02.       Negative Commitments. Except as may be permitted by Section 8 or as may be modified or waived in advance in writing by the Required Consenting Senior Noteholders, during the RSA Effective Period, each of the Company Parties shall not, directly or indirectly:

(a)           object to, delay, impede, or take any other action to interfere with approval, acceptance, implementation, or consummation of the Restructuring Transactions;

(b)           take any action that is inconsistent in any material respect with, or is intended to frustrate or impede approval, implementation, or consummation of, the Restructuring Transactions;

(c)           (c) (i) execute, deliver, and/or file in any Proceeding any agreement, instrument, motion, pleading, order, form, or other document that is to be utilized to implement or effectuate, or that otherwise relates to, this Agreement and/or the Restructuring Transactions, including any Definitive Documents, that, in whole or in part, is not (x) consistent in any material respect with this Agreement or (y) otherwise in form and substance acceptable to the Required Consenting Senior Noteholders, or, if applicable, file any pleading in any Proceeding seeking authorization to accomplish or effect any of the foregoing, or (ii) waive, amend, or modify any of the Definitive Documents, or file in any Proceeding a pleading seeking to waive, amend, or modify any term or condition of any of the Definitive Documents, in either case, which waiver, amendment, modification, or filing contains any provision that is not (x) consistent in all material respects with this Agreement, or (y) otherwise acceptable to the Required Consenting Senior Noteholders;

(d)           seek discovery in connection with, prepare, or commence any proceeding or any other action (including the Sale Proceedings and the Liquidation Proceedings) that challenges (i) the amount, validity, allowance, character, enforceability, or priority of any Company Claims/Equity Interests of any of the Consenting Senior Noteholders, (ii) the validity, enforceability, or perfection of any lien or other encumbrance securing any Company Claims/Equity Interests of any of the Consenting Senior Noteholders, (iii) otherwise seek to restrict any contractual rights of any of the Consenting Senior Noteholders under the Senior Notes Documents; (iv) otherwise commence any action against any of the Consenting Senior Noteholders; or (iv) support any Person in connection with any of the acts described in clause (i) or clause (ii) of this Section 7.02(d);

(e)           assert, or support any assertion by any third party, that, in order to act on the provisions of Section 12 hereof, the Consenting Senior Noteholders shall be required to obtain relief from any stay or injunction on creditor actions in a Proceeding (and the Company Parties’ hereby waive, to the greatest extent possible, the applicability of any such stay or injunction to the giving of any termination notice in accordance with Section 12 hereof); provided that nothing herein shall prejudice any Party’s right to argue that the giving of such termination notice or the exercise of any remedy was not proper under the Agreement;

(f)            except as contemplated by this Agreement, enter into any contract with respect to any bridge or debtor-in-possession financing, cash collateral usage, exit financing, and/or other financing, debt or equity arrangements without the advance written consent (by e-mail or otherwise) of the Required Consenting Senior Noteholders;

(g)           grant or agree to grant any increase in the current wages, salary, bonus, commissions, retirement benefits, severance, or other compensation or benefits of any director, manager, employee, or officer of any Company Party, whether scheduled prior to, as of or after the RSA Effective Date, except for any increase that (i) is implemented in the ordinary course of business consistent with past practices and is not inconsistent with the Restructuring Transactions contemplated by this Agreement, or (b) with the prior written consent of the Required Consenting Senior Noteholders (including with respect to any key employee retention or incentive programs implemented by the Company Parties);

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(h)           except as expressly contemplated by this Agreement, (i) authorize, create, issue, sell, or grant any additional Equity Interests in any Company Party or (ii) reclassify, recapitalize, redeem, purchase, acquire, authorize or declare or make any distribution on any Equity Interests in any Company Party;

(i)            incur or commit to incur any capital expenditures, or pay any fees, costs, expenses or other amounts due (including in respect of any shareholder, management, or similar arrangement) to any holders of Company Claims/Equity Interests (including the holders of Seller Notes/Debt Claims), in each case, absent the prior written consent of the Required Consenting Senior Noteholders;

(j)            except to the extent expressly permitted by Section 8.01, seek, solicit, knowingly encourage, propose, assist in, consent to, or vote for, enter into, pursue, consummate, or participate in any discussions or any agreement with any Person regarding, any Alternative Restructuring Proposal;

(k)           except to the extent expressly contemplated by this Agreement or the Restructuring Term Sheet, amend or propose to amend any Company Party’s Organizational Documents;

(l)            commence any Liquidation Proceeding or CCAA Proceeding unless the applicable Definitive Documents and materials related thereto shall be consistent with this Agreement or otherwise in form and substance acceptable to the Required Consenting Senior Noteholders;

(m)          announce publicly, or announce to any of the Consenting Senior Noteholders or other holders of Company Claims/Equity Interests, their intention not to support any of the Restructuring Transactions;

(n)           make or change any entity classification election (including, with respect to any Company Party that is treated as a partnership or a disregarded Entity for U.S. federal income tax purposes, an election to be treated as a corporation for U.S. federal income tax purposes), file any amended tax return, enter into any closing agreement with respect to taxes, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, enter into any installment sale transaction, adopt or change any accounting methods, practices or periods for tax purposes, make or request any tax ruling, enter into any tax sharing or similar agreement or arrangement, or settle any tax claim or assessment; or

(o)           take or permit any action that would result in a (i) change of ownership of any Company Party under Section 382 of the Code, (ii) disaffiliation of any Company Party from the Company Parties’ consolidated income tax group under Section 1502 of the Code, (iii) realization of any taxable income outside the ordinary course of the Company Parties’ business, or (iv) change of ownership of any Company Party under section 382 of the Tax Code, in each case, except as contemplated by the transactions described herein.

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7.03.       Company Admission, Stipulation, Acknowledgement and Agreement. Each of the Company Parties here irrevocably and unconditionally admits, stipulates, acknowledges and agrees as follows:

(a)           pursuant to the Senior Notes Indenture and the Senior Notes Documents, AYR issued the Senior Notes to the Senior Noteholders, and the Senior Notes Guarantors unconditionally and irrevocably guaranteed, on a joint and several basis, the payment in full in cash of all of the Senior Notes Obligations;

(b)           The Senior Notes Obligors are justly and lawfully indebted under the Senior Notes Documents to the Senior Notes Trustee and the Senior Noteholders, without defense, claim, counterclaim, challenge or offset of any kind, in the aggregate principal amount of at least $293.25 million, plus accrued but unpaid interest (including default interest, if applicable) thereon, plus all fees, costs, expenses (including attorneys’, financial advisors’ and other professionals’ fees and expenses), charges, disbursements, indemnification and reimbursement obligations (contingent or otherwise), and all other amounts that may be due or owing under the Senior Notes Documents (collectively, the “Senior Notes Obligations”);

(c)           Pursuant to the Senior Notes Documents, the Senior Notes Obligors granted to the Senior Notes Trustee, for the benefit of itself and the Senior Noteholders, properly perfected continuing liens on and security interests in (the “Senior Notes Liens”) the Collateral (as defined in the Senior Notes Indenture) (the “Senior Notes Collateral”), and the Senior Notes Liens in the Senior Notes Collateral (A) have been properly recorded and were valid, binding, enforceable, non-avoidable and fully perfected liens and security interests in the Senior Notes Collateral, (B) were granted to or for the benefit of the Senior Notes Trustee and the Senior Noteholders for fair consideration and reasonably equivalent value, and were granted contemporaneously with, or covenanted to be provided as an inducement for, the making of loans and other financial accommodations or consideration secured or obtained thereby, and (C) are senior with priority over any and all other liens on or security interests in the Senior Notes Collateral (except as to any Permitted Lien (as defined in the Senior Notes Indenture) that by its terms rank equally or senior with respect to the Senior Notes Collateral, including the liens on or security interests in the Senior Notes Collateral granted under the FL Mortgage, the PA Natural Secured Seller Notes and the PA Natural Secured Earnout Notes(each as defined in the Restructuring Term Sheet);

(d)           The Senior Notes Obligations constitute legal, valid, non-avoidable and binding obligations of each of the Senior Notes Obligors, enforceable in accordance with the terms of the Senior Notes Documents, and no portion of the Senior Notes Liens or the Senior Notes Obligations, and no payments made at any time by any of the Senior Notes Obligors to the Senior Notes Trustee or any of the Senior Noteholders, is subject to any contest, attack, objection, challenge, defense, claim, counterclaim or cause of action, including, without limitation, any claim or cause of action seeking avoidance, reduction, setoff, offset, recoupment, recharacterization, subordination (whether equitable, contractual or otherwise), reclassification, disgorgement, disallowance, impairment, marshalling, surcharge, recovery, or any other claim or cause of action of any kind, nature or description, under law or equity, in each case, that may be asserted by the Senior Notes Obligors or any other Person.

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Section 8.              Additional Provisions Regarding the Company Parties’ Commitments.

8.01.       Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require a Company Party or the board of directors, board of managers, or similar governing body of a Company Party, to take any action or to refrain from taking any action with respect to the Restructuring Transactions to the extent that it determines in good faith, after obtaining the advice of outside counsel, that the taking or failing to take such action would be inconsistent with its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 8.01 shall not be deemed to constitute a breach of this Agreement; provided that if (and on each occasion) a Company Party determines not to take any action or to refrain from taking any action with respect to the Restructuring Transactions in accordance with this Section 8.01, such Company Party shall provide written notice of such determination to the Ad Hoc Committee Advisors within one (1) Business Day of such Company Party making such determination.

Section 9.              Transfer of Company Claims/Equity Interests.

9.01.       During the RSA Effective Period, no Consenting Senior Noteholder shall Transfer any ownership (including any beneficial ownership as defined in the Rule 13d-3 under the Exchange Act) in any Company Claims/Equity Interests to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless:

(a)           the authorized transferee is either (i) a “qualified institutional buyer” (as defined in Rule 144A of the Securities Act), (ii) a non-U.S. person in an “offshore transaction” (as defined under Regulation S under the Securities Act), (iii) an “institutional accredited investor” (as defined in the Rules), or (iv) a Consenting Senior Noteholder; and

(b)           either (i) the transferee executes and delivers to counsel to the Company Parties and counsel to each of the Consenting Senior Noteholders, at or before the time of the proposed Transfer, a Transfer Agreement or (ii) the transferee is a Consenting Senior Noteholder and the transferee provides notice of such Transfer (including the amount and type of the Company Claim/Equity Interest Transferred) to counsel to the Company Parties and counsel to each of the Consenting Senior Noteholders at or before the time of the proposed Transfer.

9.02.       Upon compliance with the requirements of Section 9.01, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of the rights and obligations in respect of such transferred Company Claims/Equity Interests, and the transferee shall be deemed a “Consenting Senior Noteholder” and a “Party” under this Agreement.

9.03.       This Agreement shall in no way be construed to preclude the Consenting Senior Noteholders from acquiring additional Company Claims/Equity Interests after the RSA Effective Date; provided, however, that (a) such additional Company Claims/Equity Interests shall automatically and immediately upon acquisition by a Consenting Senior Noteholder be deemed to be subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to counsel to the Company Parties or counsel to each of the Consenting Senior Noteholders) and (b) such Consenting Senior Noteholder must provide notice of such acquisition (including the amount and type of the Company Claim/Equity Interest acquired) to counsel to the Company Parties and to counsel to each of the Consenting Senior Noteholders.

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9.04.       Notwithstanding anything to the contrary in this Section 9, the restrictions on Transfer set forth in this Section 9 shall not apply to the grant of any liens or encumbrances on any Company Claims/Equity Interests in favor of a bank or broker-dealer holding custody of such Company Claims/Equity Interests in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such Company Claims/Equity Interests; provided that (a) such lien or encumbrance does not provide or otherwise entitle such party to any voting rights with respect to such Company Claims/Interests and (b) upon any foreclosure of any such lien or encumbrance, such bank or broker-dealer holding custody of such Company Claims/Interests shall become a party to this Agreement by executing a Joinder and become subject to, among other items, the restrictions on Transfer set forth in this Section 9.

9.05.       In addition, a Person that owns or controls Senior Notes Claims may become a party hereto as a Consenting Senior Noteholder by executing and delivering to counsel to the Company Parties and counsel to Ad Hoc Committee a Joinder, in which event such Person shall be deemed to be a Consenting Senior Noteholder hereunder to the extent of the Senior Notes Claims owned and controlled by such Person.

9.06.       Any Transfer of Company Claims/Equity Interests in violation of Section 9.01 or Section 9.03, as applicable, shall be void ab initio.

Section 10.           Representations and Warranties of the Consenting Senior Noteholders. Each Consenting Senior Noteholder, severally and not jointly, and solely with respect to itself, represents and warrants that, as of the date such Consenting Senior Noteholder executes and delivers this Agreement, a Transfer Agreement or a Joinder, as applicable:

(a)           it (i) is the beneficial or record owner of the face amount of the Company Claims/Interests or is the nominee, investment manager, or advisor for beneficial holders of the Company Claims/Interests reflected in such Consenting Senior Noteholder’s signature page to this Agreement, a Transfer Agreement, or a Joinder, as applicable (subject to any Transfer by such Consenting Senior Noteholder made after the RSA Effective Date that is described in a notice delivered pursuant to Section 9.01), and (ii) having made reasonable inquiry, is not the beneficial or record owner of any Company Claims/Interests other than those reflected in such Consenting Senior Noteholder’s signature page to this Agreement, a Transfer Agreement, or a Joinder, as applicable (subject to any Transfer to such Consenting Senior Noteholder made after the RSA Effective Date that is described in a notice delivered pursuant to Section 9.01).

(b)           it has the full power and authority to act on behalf of, vote and consent to matters concerning, such Company Claims/Equity Interests (or, with respect to Company Claims/Equity Interests subject to an agreement to purchase that has not closed as of the date hereof, will have such power and authority to take all actions described herein upon closing);

(c)           such Company Claims/Equity Interests are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would adversely affect in any way such Consenting Senior Noteholder’s ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed;

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(d)           it has the full power to vote, approve changes to, and transfer all of its Company Claims/Equity Interests referable to it as contemplated by this Agreement subject to applicable Law (or, with respect to Company Claims/Equity Interests subject to an agreement to purchase that has not closed as of the date hereof, will have such power to take all actions described herein upon closing); and

(e)           (i) it is either (A) a “qualified institutional buyer” (as defined in Rule 144A of the Securities Act), (B) not a “U.S. person” (as defined in Regulation S of the Securities Act), or (C) an “accredited investor” (as defined in the Rules), and (ii) any securities acquired by the Consenting Senior Noteholder in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act.

It is understood and agreed that the representations and warranties made by a Consenting Senior Noteholder that is an investment manager, advisor, or subadvisor of a beneficial owner of any Company Claims/Equity Interests are made with respect to, and on behalf of, such beneficial owner and not such investment manager, advisor, or subadvisor, and, if applicable, are made severally (and not jointly) with respect to the investment funds, accounts, and other investment vehicles managed by such investment manager, advisor, or subadvisor.

Section 11.           Mutual Representations, Warranties, and Covenants. Each of the Parties, severally and not jointly, and solely with respect to itself, represents, warrants, and covenants to each other Party, as of the date such Party executes and delivers this Agreement, a Transfer Agreement, or a Joinder, as applicable:

(a)           it is validly existing and in good standing under the Laws of the state or jurisdiction of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(b)           except as expressly provided in this Agreement, no registration or filing with, consent or approval of, or notice to, or other action is required by any other Person in order for it to enter into this Agreement and effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement;

(c)           the entry into and performance by it of, and the Restructuring Transactions contemplated by, this Agreement do not, and will not, conflict in any material respect with any Law or regulation applicable to it or with any of its articles of association, memorandum of association or other applicable constitutional documents;

(d)           it has (or will have, at the relevant time) all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement; and it is not party to (or in discussions with any Person concerning) any Alternative Restructuring Proposal, restructuring or similar agreements or arrangements with any of the other Parties or any other Person that have not been disclosed to all of the Parties to this Agreement.

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Section 12.            Termination Events.

12.01.     Required Consenting Senior Noteholder Termination Events. This Agreement may be terminated with respect to all of the Parties by the Required Consenting Senior Noteholders upon the delivery to each other Party of a written notice in accordance with Section 14.09 upon the occurrence of the following events:

(a)           the execution, delivery, and/or filing of any Definitive Document that is not acceptable to the Required Consenting Senior Noteholders that remains unacceptable to the Required Consenting Senior Noteholders for two (2) Business Days after the Required Consenting Senior Noteholders promptly transmit a written notice to the Company Parties, which may be by email from the Ad Hoc Committee Advisors to counsel to the Company Parties, detailing any such lack of acceptance; provided, however, for the avoidance of doubt, that any such cure period shall apply solely to the Required Consenting Senior Noteholders’ lack of consent;

(b)           the breach (or inaccuracy, as applicable) in any respect by a Company Party of any of the representations, warranties, covenants, or other obligations or agreements of the Company Parties set forth in this Agreement that remains uncured for five (5) days after the Required Consenting Senior Noteholders transmit a written notice to the Company Parties in accordance with Section 14.09 detailing any such breach;

(c)           any Company Party makes, or causes to be made, any payment in respect of the Seller Note/Debt Claims obligations other than to the extent expressly set forth in the Approved Budget;

(d)           any Milestone is not achieved on the date set forth herein, except where such Milestone has been waived or extended by the Required Consenting Senior Noteholders (by e- mail or otherwise), or the failure to achieve the Milestone is directly caused by, or directly results from, the breach by such Consenting Senior Noteholders of its covenants, agreements, or other obligations under this Agreement;

(e)           the issuance by any Governmental Body, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of the Sale Transaction or any of the other Restructuring Transactions and (ii) remains in effect for ten (10) days after the Required Consenting Senior Noteholders transmit a written notice in accordance with Section 14.09 detailing any such issuance; provided, however, that this termination right may not be exercised by any Consenting Senior Noteholder that directly or indirectly sought or requested such ruling or order in contravention of any obligation set out in this Agreement; provided further, however, that, at the Company Parties’ sole cost and expense, the Consenting Senior Noteholders will work in good faith to assist the Company Parties in seeking to overturn or vacate such ruling or order;

(f)            the happening or existence of any event that shall have made any of the conditions precedent to the consummation of any of the Restructuring Transactions set forth in this Agreement incapable of being satisfied within the Milestones, except where such condition precedent has been waived by the applicable Parties; provided, however, that the right to terminate this Agreement under this Section 12.01(f) shall not be available to any Consenting Senior Noteholders if the happening or existence of such event is directly or indirectly caused by, or results from, the breach by such Consenting Senior Noteholders of its covenants, agreements, or other obligations under this Agreement;

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(g)           except as expressly contemplated by this Agreement or the Restructuring Term Sheet, any Company Party, without the prior written consent of the Required Consenting Senior Noteholders: (i) commences a voluntary case under the Bankruptcy Code; (ii) consents to the appointment of, or taking possession by, a receiver, liquidator, assignee, custodian, trustee, or sequestrator (or similar official) of any Company Party or a material portion of the property or assets of any Company Party; (iii) seeks any arrangement, adjustment, protection, or relief of its debts; or (iv) makes any general assignment for the benefit of its creditors;

(h)           (i) the commencement of an involuntary case against any Company Party under the Bankruptcy Code that is not dismissed or withdrawn within twenty-one (21) days; or (ii) except as expressly contemplated by this Agreement, a court of competent jurisdiction enters a ruling, judgment, or order that appoints, or that authorizes or permits the taking of possession by, a receiver, liquidator, assignee, custodian, trustee, or sequestrator (or similar official) of any Company Party, any Equity Interests held by any Company Party, or a material portion of the property or assets of any Company Party, in each case, other than in connection with the CCAA Proceedings, the U.S. Liquidation Proceedings, and the Sale Proceeding contemplated herein;

(i)            any Company Party: (i) publicly announces, or communicates in writing to any other Party, its intention not to support or pursue any of the Restructuring Transactions; (ii) provides notice to the Ad Hoc Committee Advisors that it is exercising its rights pursuant to Section 8.01; or (iii) publicly announces, or communicates in writing to any other Party, that it intends to enter into, or has entered into, definitive documentation with respect to, an Alternative Restructuring;

(j)	[reserved]; or

(k)	any Company Party terminates this Agreement pursuant to Section 12.02.

12.02.     Company Party Termination Events. This Agreement may be terminated as to all of the Parties upon the occurrence of any of the following events (each such event, a “Company Party Termination Event”) by AYR upon prior written notice to all Parties in accordance with Section 14.09 (unless waived in writing by the Company Parties):

(a)           termination of this Agreement by the Required Consenting Senior Noteholders in accordance with the terms hereof;

(b)           the breach in any material respect by one or more of the Consenting Senior Noteholders of any of the representations, warranties, covenants, or other obligations or agreements of the Consenting Senior Noteholders set forth in this Agreement, the result of which is that the non-breaching Consenting Senior Noteholders own or control less than 50.1% in aggregate principal amount of all outstanding Senior Notes Claims and such breach remains uncured (if susceptible to cure) for a period of five (5) Business Days after the Company Parties transmit a written notice to the breaching Consenting Senior Noteholders in accordance with Section 14.09 detailing any such breach;

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(c)            upon notice to all Parties in accordance with Section 14.09 as set forth under Section 8.01, the board of directors, board of managers, or such similar governing body of any Company Party exercise its rights under Section 8.01; or

(d)            the issuance by any Governmental Body, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for fifteen (15) Business Days after such terminating Company Party transmits a written notice in accordance with Section 14.09 detailing any such issuance; provided, however, that this termination right shall not apply to or be exercised by any Company Party that sought or requested such ruling or order in contravention of any obligation or restriction set out in this Agreement.

12.03.      The Company Parties shall not be entitled to seek termination of this Agreement if the breach or default asserted by the Company Parties is directly caused by, or directly results from, the breach by the Company Parties of its covenants, agreements, or other obligations under this Agreement.

12.04.      Mutual Termination. This Agreement, and the obligations of all of the Parties hereunder, may be terminated by mutual written agreement between the Company Parties and the Required Consenting Senior Noteholders.

12.05.      Automatic Termination. This Agreement shall terminate automatically as to all of the Parties without any further required action or notice immediately after the Sale Transaction Effective Date, the consummation of all Non-Core Divestiture Transactions, the Liquidation Transaction Effective Dates, the CCAA Effective Date and the completion of all U.S. Liquidation Proceedings has occurred.

12.06.      Effect of Termination. Upon the occurrence of a Termination Date as to any Party, this Agreement shall be of no further force and effect as to all Parties and all Parties shall, except as otherwise expressly provided in this Agreement, be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including with respect to any and all Claims or Causes of Action; provided, however, that in no event shall any such termination relieve any Party from (a) liability for its breach or non-performance of its obligations under this Agreement prior to the applicable Termination Date or (b) obligations under this Agreement which by their terms expressly survive termination of this Agreement. Upon the occurrence of a Termination Date prior to the Sale Transaction Effective Date, any and all consents or ballots provided or tendered by the Parties subject to such termination with respect to the Restructuring Transactions, in each case, before such Termination Date, shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions, this Agreement or otherwise. Nothing in this Agreement shall be construed as prohibiting a Company Party or any of the Consenting Senior Noteholders from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (i) any right of any Company Party or the ability of any Company Party to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting Senior Noteholder, and (ii) any right of any Consenting Senior Noteholder, or the ability of any Consenting Senior Noteholder, to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Company Party or Consenting Senior Noteholder. No purported termination of this Agreement shall be effective under this Section 12.06 or otherwise if the Party seeking to terminate this Agreement is in material breach of this Agreement, except a termination pursuant to Section 12.02(c). Nothing in this Section 12.06 shall restrict any Company Party’s right to terminate this Agreement in accordance with Section 12.02(c).

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Section 13.             Amendments and Waivers.

13.01.      This Agreement may not be modified, amended, or supplemented, and no condition or requirement of this Agreement may be waived, in any manner except in accordance with this Section 13.

13.02.      This Agreement may be modified, amended, or supplemented only in a writing signed by the Company Parties and the Required Consenting Senior Noteholders.

13.03.      A condition or requirement of this Agreement may be waived, only in a writing signed by the Party or Parties for whose benefit the condition or requirement to be waived exists (it being understood and agreed that (A) nothing in this Section 13.03 shall be interpreted or construed as requiring all Consenting Senior Noteholders to approve the waiver of any covenant, commitment, agreement, or obligation of the Company Parties set forth in this Agreement, except to the extent that the express terms of such covenant, commitment, agreement, or obligation provide otherwise, and (B) the Required Consenting Senior Noteholders may waive any obligation or requirement of the Company Parties under this Agreement).

13.04.      Any modification, amendment, waiver, or supplement to Section 13 shall require the consent of all of the Parties.

13.05.      Any proposed modification, amendment, waiver, or supplement that does not comply with this Section 13 shall be ineffective and void ab initio.

13.06.      The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power, or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise of such right, power, or remedy or the exercise of any other right, power or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by Law.

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Section 14.             Miscellaneous.

14.01.      Exhibits Incorporated by Reference; Conflicts. Each of the exhibits, annexes, signature pages, and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, signature pages, and schedules. In the event of any inconsistency between this Agreement (without reference to the exhibits, annexes, and schedules hereto) and the exhibits, annexes, and schedules hereto, this Agreement (without reference to the exhibits, annexes, and schedules thereto) shall govern.

14.02.      Further Assurances. Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary from time to time, to effectuate the Restructuring Transactions, as applicable.

14.03.      Complete Agreement. Except as otherwise explicitly provided herein, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings, and agreements, oral or written, among the Parties with respect thereto.

14.04.      GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party agrees that it shall bring any action or Proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in the Federal District Court for the Southern District of New York in New York City, New York or the state courts located in New York City, New York, Borough of Manhattan, and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of any such court; (b) waives any objection to laying venue in any such action or Proceeding in any such court; and (c) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party.

14.05.      TRIAL BY JURY WAIVER. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.06.      Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

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14.07.      Rules of Construction. This Agreement is the product of negotiations among the Company Parties and the Consenting Senior Noteholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Company Parties and the Consenting Senior Noteholders were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

14.08.      Successors and Assigns; Third-Party Beneficiaries. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third-party beneficiaries under this Agreement, except that each No Recourse Party shall be a third-party beneficiary of Section 14.22. The rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other Person, except in accordance with Section 9.

14.09.      Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)	if to a Company Party, to:

Ayr Wellness Inc.

2601 South Bayshore Drive, Suite 900

Miami, FL 33133

Attention: [REDACTED – personal information]

E-mail address: [REDACTED – e-mail address]

with copies to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020

Attention: [REDACTED – personal information]

E-mail address: [REDACTED – e-mail addresses]

and

DLA Piper (Canada) LLP

Suite 2700

1133 Melville Street

Vancouver

British Columbia

V6E 4E5

Canada

Attention: [REDACTED – personal information]

E-mail address: [REDACTED – e-mail addresses]

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(b)            if to a Consenting Senior Noteholder, to the address or e-mail addresses set forth on such Consenting Senior Noteholder’s signature page to this Agreement (or in the signature page to a Joinder or Transfer Agreement, as applicable, in the case of any Consenting Senior Noteholder that becomes a party hereto after the RSA Effective Date), with a copy to:

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Attention: [REDACTED – personal information]

E-mail address: [REDACTED – e-mail addresses]

(c)            Any notice given by delivery, mail, or courier shall be effective when received, and any notice delivered or given by electronic mail shall be effective when sent.

14.10.      Independent Due Diligence and Decision Making. Each Consenting Senior Noteholder hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Company Parties and it has been represented by counsel or other advisors (or has had ample opportunity to seek representation or advice from counsel or other advisors) in connection with this Agreement and the Restructuring Transactions.

14.11.      Enforceability of Agreement. Each of the Parties, to the extent applicable and enforceable, waives any right to assert that the exercise of termination rights under this Agreement is subject to the automatic stay provisions of the Bankruptcy Code or any similar provision in any applicable Proceeding, and expressly stipulates and consents hereunder to the prospective modification such provisions for purposes of exercising termination rights under this Agreement, to the extent that a court with proper jurisdiction determines that such relief is required.

14.12.      Waiver. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, nothing herein shall be construed as a waiver by any Party of any or all of such Party’s rights, remedies, claims, and defenses and the Parties fully reserve any and all of their rights, remedies, claims, and defenses. Nothing herein shall be deemed an admission of any kind. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any Proceeding other than a Proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.

14.13.      Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to seek specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of any court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

14.14.      Several, Not Joint, Claims. Except where otherwise expressly specified, the agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint, and no Party shall be liable for any failure by another Party to comply with its obligations under this Agreement.

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14.15.      Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

14.16.      Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party. No failure of any Party to exercise, and no delay in exercising, any such right, power, or remedy shall operate as a waiver of any such right, power, or remedy.

14.17.      Capacities of the Consenting Senior Noteholders. Each Consenting Senior Noteholder has entered into this Agreement on account of all Company Claims/Interests that it holds (directly or through discretionary accounts that it manages or advises) and, except where otherwise specified in this Agreement, shall take or refrain from taking all actions that it is obligated to take or refrain from taking under this Agreement with respect to all such Company Claims/Interests. Notwithstanding the foregoing, the Parties understand that the Consenting Senior Noteholders are engaged in a wide range of financial services and businesses. In furtherance of the foregoing, the Parties acknowledge and agree that, to the extent that a Consenting Senior Noteholder expressly indicates on its signature page hereto that it is executing this Agreement on behalf of specific trading desk(s) and/or business group(s) of the Consenting Senior Noteholder, the obligations set forth in this Agreement shall only apply to such trading desk(s) and/or business group(s) and shall not apply to any other trading desk, business group or Affiliate of the Consenting Senior Noteholder so long as they are not acting at the direction or for the benefit of such Consenting Senior Noteholder or such Consenting Senior Noteholder’s investment in the Company Parties; provided that the foregoing shall not otherwise diminish or otherwise affect the obligations and liability therefor of any legal entity that (a) executes this Agreement or (b) on whose behalf this Agreement is executed by a Consenting Senior Noteholder.

14.18.      Survival. Notwithstanding (a) any Transfer of any Company Claims/Equity Interests in accordance with this Agreement or (b) the termination of this Agreement in accordance with its terms, the agreements and obligations of the Parties in Section 1.02, Section 12.06, Section 13, Section 14 (other than Section 14.02 in the event of a termination of this Agreement other than pursuant to Section 12.05), and any defined terms used in any of the foregoing Sections (solely to the extent used therein), shall survive such Transfer and/or termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof and thereof. Notwithstanding the termination of this Agreement, the Company Parties will comply with their obligations (or the obligations of their successors in interest) to pay the Transaction Expenses set forth in Section 14.20 hereof.

14.19.      E-mail Consents. Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, pursuant to Section 3.02, Section 13, or otherwise, including a written approval by the Company Parties, the Ad Hoc Committee, or the Required Consenting Senior Noteholders, as applicable, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the applicable Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including by electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

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14.20.      Transaction Expenses. Whether or not the transactions contemplated by this Agreement are consummated, the Company Parties hereby agree, on a joint and several basis, to pay in cash the Transaction Expenses as follows:

(a)            all accrued and unpaid Transaction Expenses incurred up to (and including) the RSA Effective Date for which summary invoices have been received by the Company Parties no later than one (1) Business Day prior to the RSA Effective Date shall be paid in full in cash on the RSA Effective Date;

(b)            after the RSA Effective Date, but prior to the Termination Date, all accrued and unpaid Transaction Expenses shall be paid in full in cash by the Company Parties within five (5) Business Days of receipt of summary invoices therefor, and, in any event, no later than two (2) Business Days prior to the Sale Transaction Effective Date;

(c)            on the Termination Date, all accrued and unpaid Transaction Expenses incurred up to (and including) the Termination Date shall be paid in full in cash promptly (but in any event within five (5) Business Days) following receipt of summary invoices therefore;

(d)            on the Sale Transaction Effective Date, all accrued and unpaid Transaction Expenses incurred up to (and including) the Sale Transaction Effective Date shall be paid in full in cash against receipt of summary invoices therefor; provided, however, that the Company Parties shall have received summary invoices for such Transaction Expenses no later than one (1) Business Day prior to the Sale Transaction Effective Date; and

(e)            in the event that any of the Liquidation Proceedings remain outstanding following the Sale Transaction Effective Date, after the Sale Transaction Effective Date, all accrued and unpaid Transaction Expenses shall be paid in full in cash by the Company Parties within five (5) Business Days of receipt of summary invoices therefor, and, in any event, no later than two (2) Business Days prior to any Liquidation Transaction Effective Date.

All invoices may be redacted or drafted to ensure the maintenance of all applicable legal privileges.

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14.21.      Publicity; Confidentiality. Subject to the requirements of applicable Law (including the rules of any applicable stock exchange), the Company Parties shall submit drafts to the Ad Hoc Committee Advisors of any press releases or other public statement or public disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement at least one (1) Business Days prior to making any such disclosure, and shall use commercially reasonable efforts to afford the Ad Hoc Committee Advisors a reasonable opportunity under the circumstances to comment on such documents and disclosures and shall incorporate any such reasonable comments in good faith. Except as required by Law (including the rules of any applicable stock exchange), no Party or its advisors shall (a) use the name of any Consenting Senior Noteholder or any Ad Hoc Committee Advisors in any public manner (including in any press release) with respect to this Agreement, the Restructuring Transactions, or any of the Definitive Documents without such Consenting Senior Noteholder’s or Ad Hoc Committee Advisor’s prior written consent, or (b) disclose to any Person, other than advisors to the Company Parties and counsel to each of the Consenting Senior Noteholders, as applicable, the principal amount or percentage of any Company Claims/Equity Interests held by any Consenting Senior Noteholder without such Consenting Senior Noteholder’s prior written consent (it being understood and agreed that each Consenting Senior Noteholder’s signature page to this Agreement, or each Consenting Senior Noteholder’s Joinder or Transfer Agreement, as applicable, shall be redacted to remove the name of such Consenting Senior Noteholder and the amount and/or percentage of Company Claims/Equity Interests held by such Consenting Senior Noteholder); provided, however, that (i) if such disclosure is required by Law (including the rules of any applicable stock exchange), the disclosing Party shall afford the relevant Consenting Senior Noteholder a reasonable opportunity to review and comment in advance of such disclosure and shall take all reasonable measures to limit such disclosure and will consider all reasonable comments from the Consenting Senior Noteholder, and (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of Company Claims/Equity Interests held by the Consenting Senior Noteholders, collectively. Notwithstanding the provisions in this Section 14.21, (x) any Party may disclose the identities of the other Parties in any action to enforce this Agreement or in any action for damages as a result of any breaches hereof, and (y) any Party may disclose, to the extent expressly consented to in writing by a Consenting Senior Noteholder, such Consenting Senior Noteholder’s identity and individual holdings.

14.22.      No Recourse. This Agreement may only be enforced against the named parties hereto (and then only to the extent of the specific obligations undertaken by such parties in this Agreement). All Claims or Causes of Action (whether in contract, tort, equity, or any other theory) that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution, or performance of this Agreement, may be made only against the Persons that are expressly identified as parties hereto (and then only to the extent of the specific obligations undertaken by such parties herein). No past, present, or future direct or indirect director, manager, officer, employee, incorporator, member, partner, stockholder, equityholder, trustee, affiliate, controlling person, agent, attorney, or other representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto), nor any past, present or future direct or indirect director, manager, officer, employee, incorporator, member, partner, stockholder, equityholder, trustee, affiliate, controlling person, agent, attorney, or other representative of any of the foregoing (other than any of the foregoing that is a Party) (any such Person, a “No Recourse Party”), shall have any liability with respect to this Agreement or with respect to any Proceeding (whether in contract, tort, equity, or any other theory that seeks to “pierce the corporate veil” or impose liability of an entity against its owners or affiliates or otherwise) that may arise out of or relate to this Agreement, or the negotiation, execution, or performance of this Agreement.

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14.23.      Relationship Among the Parties. It is understood and agreed that no Consenting Senior Noteholder owes any duty of trust or confidence of any kind or form to any other Party. In this regard, it is understood and agreed that any Consenting Senior Noteholder may trade in Company Claims/Equity Interests without the consent of any other Consenting Senior Noteholder, subject to applicable securities laws and the terms of this Agreement; provided, however, that no Consenting Senior Noteholder shall have any responsibility for any such trading to any other Person by virtue of this Agreement. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement. No Consenting Senior Noteholder shall, as a result of it entering into and performing its obligations under this Agreement, be deemed to be part of a “group” (as that term is used in Section 13(d) of the Exchange Act) with any other Party. For the avoidance of doubt, no action taken by a Consenting Senior Noteholder pursuant to this Agreement shall be deemed to constitute or to create a presumption by any of the Parties that the Consenting Senior Noteholders are in any way acting in concert or as such a “group.”

14.24.      Tax Matters. Each Party hereby acknowledges and agrees that the terms of the Restructuring Transactions shall be structured to minimize the tax impact of the Restructuring Transactions on the Company Parties and the Consenting Senior Noteholders while preserving or otherwise maximizing favorable tax attributes (including tax basis) of the Company Parties, the Consenting Senior Noteholders and the Newco Entities as a result of the consummation of the Restructuring Transactions to the extent practicable, in each case as determined by the Required Consenting Senior Noteholders.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

[Signature Pages Follow]

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Company Parties’ Signature Page to

this Restructuring Support Agreement

AYR WELLNESS INC.

By:	[REDACTED – signature]

Name: [REDACTED – personal information]

Authorized Signatory

242 CANNABIS, LLC

AYR NJ, LLC

AYR OHIO LLC

AYR VIRGINIA LLC

AYR WELLNESS HOLDINGS LLC

AYR WELLNESS NJ, LLC

BP SOLUTIONS LLC

CANNAPUNCH OF NEVADA LLC

CSAC ACQUISITION INC.

CSAC ACQUISITION AZ CORP.

CSAC ACQUISITION CONNECTICUT LLC

CSAC ACQUISITION FL CORP.

CSAC ACQUISITION IL CORP.

CSAC ACQUISITION IL II CORP.

CSAC ACQUISITION INC.

CSAC ACQUISITION MA CORP.

CSAC ACQUISITION MA II CORP.

CSAC ACQUISITION NJ CORP.

CSAC ACQUISITION NV CORP.

CSAC ACQUISITION NY CORP.

CSAC ACQUISITION PA CORP.

CSAC ACQUISITION PA II CORP.

CSAC ACQUISITION TX CORP.

CSAC ACQUISITION VA CORP.

CSAC HOLDINGS INC.

CSAC OHIO, LLC

CULTIVAUNA, LLC

DFMMJ INVESTMENTS, LLC

DOCHOUSE, LLC

DWC INVESTMENTS, LLC

ESKAR LLC

GREEN LIGHT MANAGEMENT, LLC

KLYMB PROJECT MANAGEMENT, INC.

KYND-STRAINZ LLC

LAND OF LINCOLN DISPENSARY LLC

LEMON AIDE LLC

LIVFREE WELLNESS LLC

MERCER STRATEGIES FL, LLC

MERCER STRATEGIES MA, LLC

MERCER STRATEGIES PA, LLC

PARKER RE MA, LLC

PARKER RE PA, LLC

PARKER SOLUTIONS FL, LLC

PARKER SOLUTIONS IL, LLC

PARKER SOLUTIONS MA, LLC

PARKER SOLUTIONS NJ LLC

PARKER SOLUTIONS OH, LLC

PARKER SOLUTIONS PA, LLC

SIRA NATURALS, INC.

TAHOE CAPITAL COMPANY

TAHOE HYDROPONICS COMPANY LLC

TAHOE-RENO BOTANICALS, LLC

TAHOE-RENO EXTRACTIONS, LLC

By:	[REDACTED – signature]

Name: [REDACTED – personal information]

Authorized Signatory

Consenting Senior Noteholders Signature Page to

this Restructuring Support Agreement

[REDACTED – commercially sensitive information]

EXHIBIT A

The Company Parties

1.	242 CANNABIS, LLC
2.	AYR NJ, LLC
3.	AYR OHIO LLC
4.	AYR VIRGINIA LLC
5.	AYR WELLNESS HOLDINGS LLC
6.	AYR WELLNESS INC.
7.	AYR WELLNESS NJ, LLC
8.	BP SOLUTIONS LLC
9.	CANNAPUNCH OF NEVADA LLC
10.	CSAC ACQUISITION INC.
11.	CSAC ACQUISITION AZ CORP.
12.	CSAC ACQUISITION CONNECTICUT LLC
13.	CSAC ACQUISITION FL CORP.
14.	CSAC ACQUISITION IL CORP.
15.	CSAC ACQUISITION IL II CORP.
16.	CSAC ACQUISITION INC.
17.	CSAC ACQUISITION MA CORP.
18.	CSAC ACQUISITION MA II CORP.
19.	CSAC ACQUISITION NJ CORP.
20.	CSAC ACQUISITION NV CORP.
21.	CSAC ACQUISITION NY CORP.
22.	CSAC ACQUISITION PA CORP.
23.	CSAC ACQUISITION PA II CORP.
24.	CSAC ACQUISITION TX CORP.
25.	CSAC ACQUISITION VA CORP.
26.	CSAC HOLDINGS INC.
27.	CSAC OHIO, LLC
28.	CULTIVAUNA, LLC
29.	DFMMJ INVESTMENTS, LLC
30.	DOCHOUSE, LLC
31.	DWC INVESTMENTS, LLC
32.	ESKAR LLC
33.	GREEN LIGHT MANAGEMENT, LLC
34.	KLYMB PROJECT MANAGEMENT, INC.
35.	KYND-STRAINZ LLC
36.	LAND OF LINCOLN DISPENSARY LLC
37.	LEMON AIDE LLC
38.	LIVFREE WELLNESS LLC
39.	MERCER STRATEGIES FL, LLC
40.	MERCER STRATEGIES MA, LLC
41.	MERCER STRATEGIES PA, LLC
42.	PARKER RE MA, LLC
43.	PARKER RE PA, LLC

44.	PARKER SOLUTIONS FL, LLC
45.	PARKER SOLUTIONS IL, LLC
46.	PARKER SOLUTIONS MA, LLC
47.	PARKER SOLUTIONS NJ LLC
48.	PARKER SOLUTIONS OH, LLC
49.	PARKER SOLUTIONS PA, LLC
50.	SIRA NATURALS, INC.
51.	TAHOE CAPITAL COMPANY
52.	TAHOE HYDROPONICS COMPANY LLC
53.	TAHOE-RENO BOTANICALS, LLC
54.	TAHOE-RENO EXTRACTIONS, LLC

EXHIBIT B

Restructuring Term Sheet

(See attached.)

EXECUTION VERSION

CONFIDENTIAL

AYR WELLNESS INC.

RESTRUCTURING TERM SHEET

This term sheet (together with all exhibits, annexes and schedules hereto, this “Restructuring Term Sheet”) sets forth certain material terms of proposed restructuring and recapitalization transactions (the “Restructuring Transactions”) with respect to the capital structure of AYR Wellness, Inc., a company subsisting under the laws of the Province of British Columbia (“AYR”) and its direct and indirect subsidiaries (each such entity, including AYR, a “Company Party”, and, collectively, the “Company Parties”) that will be implemented in accordance with the terms and conditions of the Restructuring Support Agreement dated as of July 30, 2025 (together with all exhibits, annexes and schedules thereto, including this Restructuring Term Sheet together with all exhibits, annexes and schedules thereto, each as amended, supplemented or modified in accordance with the terms thereof, the “RSA”), to which this Restructuring Term Sheet is attached.1 This Restructuring Term Sheet does not purport to summarize all of the terms and conditions that would be required in connection with the Restructuring Transactions or that will be set forth in the Definitive Documents (as defined below). This Restructuring Term Sheet is subject in all respects to the terms of the RSA and the negotiation, execution and delivery of the Definitive Documents, each of which shall be consistent with the RSA and acceptable to the Ad Hoc Committee (as defined in the RSA).

THIS RESTRUCTURING TERM SHEET IS NOT (NOR WILL IT BE CONSTRUED AS) AN OFFER, ACCEPTANCE OR SOLICITATION WITH RESPECT TO ANY SECURITIES, LOANS OR OTHER INSTRUMENTS OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY CCAA OR CHAPTER 11 PLAN, IT BEING UNDERSTOOD THAT SUCH AN OFFER, ACCEPTANCE OR SOLICITATION, IF ANY, ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY AND/OR OTHER APPLICABLE LAWS.

THIS RESTRUCTURING TERM SHEET IS FOR SETTLEMENT PURPOSES ONLY AND IS WITHOUT PREJUDICE AND SUBJECT TO RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER SIMILAR APPLICABLE STATE, PROVINCIAL AND FEDERAL STATUTES, RULES AND LAWS. NOTHING IN THIS RESTRUCTURING TERM SHEET SHALL BE CONSTRUED AS AN ADMISSION OF FACT OR LIABILITY OF ANY KIND, NOR SHALL THIS RESTRUCTURING TERM SHEET, UNTIL THE RSA IS EFFECTIVE IN ACCORDANCE WITH ITS TERMS, BE BINDING ON ANY OF THE PARTIES THERETO. THIS RESTRUCTURING TERM SHEET IS CONFIDENTIAL AND MAY NOT BE DISCLOSED TO ANY PERSON OR ENTITY, OTHER THAN AYR’S OFFICERS, DIRECTORS AND PROFESSIONALS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE AD HOC COMMITTEE.

Overview
General Structure

1.       Sale Transaction:

a.     The Restructuring Transactions shall be implemented pursuant to, among other things, the APA and the Asset Purchase Documents (each as defined in the RSA), pursuant to which an entity established and designated by the Ad Hoc Committee as the “purchaser” under the APA (the “Purchaser”) shall, in connection with the Sale Proceeding, acquire certain specified assets of the Company Parties expressly designated in writing as such by the Ad Hoc Committee (the “Acquired Assets”) and assume certain specified liabilities of the Company Parties expressly designated as such in writing by the Ad Hoc Committee (“Assumed Liabilities”), in each case, as shall be expressly set forth in the APA, subject to the definitive terms and conditions to be set forth in the APA and the Asset Purchase Documents (the “Sale Transaction”). For the avoidance of doubt, all other assets of the Company Parties (other than Acquired Assets) and all other liabilities of the Company Parties (other than Assumed Liabilities) shall be deemed “Excluded Assets” and “Excluded Liabilities”, respectively, and shall not be acquired or assumed (as applicable) under the APA, and shall instead become subject to and treated in accordance with the CCAA Proceeding and the U.S. Liquidation Proceedings, as applicable (each as defined below).

[1]	Each capitalized term that is not defined herein shall have the meaning ascribed to such term in the RSA.

b.     Notwithstanding anything contained in the RSA or this Restructuring Term Sheet to the contrary, the list of Acquired Assets, Assumed Liabilities, Excluded Assets and Excluded Liabilities is subject to continuing review and diligence by the Ad Hoc Committee and therefore remains subject to change, and may be amended, supplemented or modified by the Ad Hoc Committee in its sole discretion.

c.     As of the date that all conditions to the consummation of the Sale Transaction have been satisfied (or waived by the Company Parties or the Ad Hoc Committee, as applicable, in accordance with the terms hereof) in accordance with the terms of the APA and the Asset Purchase Documents and the Sale Transaction has consummated (the “Sale Transaction Effective Date”), all Acquired Assets expressly designated as such under the APA shall be transferred to and vest in the Purchaser free and clear of all liens, Claims, and encumbrances pursuant to the APA (other than any Assumed Liabilities expressly designated as such under the APA).

2.        Sale Proceeding: The Sale Transaction shall be implemented as a public disposition of Senior Notes Collateral pursuant to §§ 9-610 and 9-611 of the Uniform Commercial Code as in effect from time to time in the State of New York (the “UCC”) conducted by Senior Notes Trustee in its capacity as the collateral trustee for the Senior Notes (the “Senior Notes Trustee”), coupled with a consensual assignment of Acquired Assets not otherwise constituting Senior Notes Collateral by the Company Parties to the winning bidder. The Senior Notes Trustee, acting at the direction of the members of the Ad Hoc Committee, or an agent or assignee of the Senior Notes Trustee, shall (i) credit bid a portion of the Senior Notes Obligations at the Sale Proceeding (the “Credit Bid”), in an amount determined by the Required Consenting Senior Noteholders in their sole discretion, to acquire the Acquired Assets constituting Senior Notes Collateral, (ii) acquire the Acquired Assets not constituting Senior Notes Collateral in exchange for cash and/or the cancellation of a portion of additional Senior Notes Obligations not otherwise used as part of the Credit Bid, in an amount determined, by the Required Consenting Senior Noteholders (the foregoing clauses (i)-(ii), collectively, the “Credit Bid Amount”), and (iii) assume the Assumed Liabilities, in each case, pursuant and subject to the terms and conditions set forth in the Asset Purchase Documents.

a.     The Sale Proceeding shall be conducted in accordance with bidding procedures governing the submission and evaluation of bids and procedures for conducting the auction, which shall in all respects be acceptable to the Required Consenting Senior Noteholders in their sole discretion (the “Bid Procedures”).

b.     If the winning bid is a qualified third party bid paid in cash in accordance with the Bid Procedures, the cash proceeds shall be applied in accordance with applicable law and relative contractual priority, as follows: first to pay the costs of the Sale Transaction, including reasonable attorney’s fees, and the remainder shall be allocated to satisfy the Senior Note Obligations and the Bridge Facility Obligations, until paid in full in cash.

c.     If the winning bid is the Credit Bid in accordance with the Bid Procedures, the Credit Bid Amount shall be applied to satisfy the purchase price.

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3.        Sale Proceeding Milestones: The Sale Proceeding shall be subject to the following milestones (which may be extended with the prior written consent, including by email from counsel, of the Required Consenting Senior Noteholders) (each, a “Sale Proceeding Milestone” and, collectively, the “Sale Proceeding Milestones”):

a.     Promptly upon the occurrence of the RSA Effective Date, the Company Parties shall order a bring-down lien and intellectual property searches and deliver such results to the Ad Hoc Committee Advisors;

b.     No later than August 11, 2025:

(i)     the Company Parties shall have (i) identified potential interested parties to be solicited in connection with the Sale Proceeding (“Interested Party List”), (ii) delivered to the Ad Hoc Committee Advisors a form of process letter and teaser materials based on publicly available information describing, among other things, the operations and assets of the Company Parties and the anticipated Sale Proceeding, and any other marketing materials expected to be solicited in connection with the Sale Proceeding (the “Marketing Materials”), (iii) agreed with the Required Consenting Senior Noteholders on the substantially final form of the Bid Procedures publication and creditor notices that are expected to be sent in connection with the Sale Proceeding, (iv) established a virtual data room and prepared a form of confidentiality agreement for use by prospective bidders in connection with the Sale Proceeding, and (v) delivered to the Ad Hoc Committee Advisors all other documents as may be mutually agreed that are necessary or advisable to commence and conduct the Sale Proceeding, in the case of each of the foregoing clauses (i)-(v), in form and substance acceptable to AYR and the Required Consenting Senior Noteholders;

(ii)     Definitive sale documents for all Non-Core Divestiture Transactions (as defined below), on terms and conditions acceptable to the Required Consenting Senior Noteholders, shall have been executed, provided, however, that the Company Parties shall use commercially reasonable efforts to close all Non-Core Divestiture Transactions no later than sixty (60) calendar days thereafter; otherwise, in the event any Non-Core Divestiture Transaction fails to close by such date, with the prior written election of the Ad Hoc Committee, the Company Parties shall liquidate such subject assets as part of the US Liquidation Proceedings; and

(iii)     The Company Parties and the Required Consenting Senior Noteholders shall have agreed in writing upon the substantially final form of the definitive APA, including a definitive list of all Acquired Assets and Assumed Liabilities, and all schedules and exhibits to the APA, each of which shall be in form and substance acceptable to the Company Parties and the Required Consenting Senior Noteholders (the “APA Agreement Date”);

c.     No later than the earlier of (1) seven (7) days after the APA Agreement Date and (2) August 20, 2025, any third-party consents or approvals (other than regulatory and governmental licensing approvals) that may be required in order to consummate the Sale Transaction shall have been obtained;

d.     No later than the earlier of (1) eleven (11) days after the APA Agreement Date and (2) August 22, 2025:

(i)     the Required Consenting Senior Noteholders shall have delivered a written instruction letter to the Senior Notes Trustee directing the Senior Notes Trustee to commence the Sale Proceeding in accordance with the terms of the APA;

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(ii)   (A) notification of the Sale Transaction shall have been sent in accordance with UCC § 9-611 (such parties receiving notice, the “Notice Recipients”), (B) one or more advertisements of the Sale Transaction shall have been published in such places as determined by the Senior Notes Trustee and the Required Consenting Senior Noteholders, and (C) the Company Parties shall have sent the Marketing Materials to the parties-in-interest identified in the Interested Party List;

e.     No later than the earlier of (1) thirty-one (31) days after the APA Agreement Date and (2) September 24, 2025, the deadline for the submission of bids, along with all other “qualified bidder” requirements as set forth in the Bid Procedures, shall have occurred;

f.     No later than the earlier of (1) thirty-two (32) days after the APA Agreement Date and (2) September 25, 2025, the public disposition auction, in the venue and format determined by the Senior Notes Trustee and the Required Consenting Senior Noteholders, shall have taken place;

g.     To the extent the Credit Bid is the winning bid in accordance with the Bid Procedures, no later than the earlier of (1) thirty-three (33) days after the APA Agreement Date and (2) September 26, 2025 (the “APA Execution Date”), the Company Parties, the Senior Notes Trustee and the Purchaser shall have executed the APA, and the APA and the APA Purchase Documents shall be in full force and effect;

h.     To the extent a qualified third-party bid is the winning bid in accordance with the Bid Procedures, no later than the earlier of (1) thirty-three (33) days after the APA Agreement Date and (2) September 26, 2025, the Company Parties and the qualified third-party bidder shall have executed the APA, and the APA and the APA Purchase Documents shall be in full force and effect;

i.     No later than 3 days after the APA Execution Date, the Company Parties shall have submitted all applications necessary and advisable to obtain regulatory approvals for the Sale Transaction in each applicable jurisdiction, and the Ad Hoc Committee shall use commercially reasonable efforts to cooperate with the Company Parties to submit such applications; and

j.     No later than the earlier of (1) sixty (60) days after the APA Execution Date and (2) November 25, 2025 (such date, the “Outside Sale Transaction Effective Date”), the Sale Transaction Effective Date shall have occurred; provided, however, that the Outside Sale Transaction Effective Date may be extended by an additional 30 days if necessary to obtain requisite regulatory approvals (so long as all other conditions to effectiveness of the APA have otherwise been satisfied or are capable of being satisfied and the Required Consenting Senior Noteholders consent in writing to such extension).

4.        CCAA Proceeding and U.S. Liquidation Proceedings: Following the APA Execution Date, in each case in accordance with the Milestones (as defined below):

a.     AYR shall commence a proceeding for AYR in the CCAA Court under the Companies’ Creditors Arrangement Act, for the purpose of liquidating each of the Excluded Assets (other than the assets being sold in connection with Non- Core Divestiture Transactions, as and to the extent set forth herein) owned by AYR and distributing the proceeds thereof in accordance with the Priority Waterfall (as defined below), and discharging any Excluded Liabilities asserted against AYR, in each case, upon such terms and conditions acceptable to the Required Consenting Senior Noteholders and AYR (the “CCAA Proceeding”). With respect to the CCAA Proceeding: (i) AYR shall be the sole applicant in the CCAA Proceeding, (ii) no other Company Party other than AYR shall be an applicant in the CCAA Proceeding or subject to the orders of the CCAA Court in the CCAA Proceeding, and (iii) the quantum of the administration charge granted by the CCAA Court over the assets and property of AYR to secure the payment of the reasonable fees and expenses incurred in connection with the CCAA Proceedings of counsel to AYR, the monitor appointed in the CCAA Proceeding, counsel to the monitor, and all other fees, costs and expenses incurred in connection with the preparation, commencement and prosecution of the CCAA Proceeding (whenever incurred, whether prior to, during or following the CCAA Proceeding) shall not exceed the aggregate permitted fees, costs and expenses set forth in the Wind Down Budget (as defined below).

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b.    Following the Sale Transaction Effective Date, the direct and indirect subsidiaries of AYR (as applicable) shall commence or initiate one or more liquidation or wind down proceedings under applicable state law (which may include, without limitation, a receivership, liquidation, assignment for the benefit of creditors, dissolution, or other proceeding) in each applicable U.S. jurisdiction for the purpose of liquidating each of the Excluded Assets (other than the assets being sold in connection with Non-Core Divestiture Transactions, as and to the extent set forth herein) owned by the U.S. Company Parties and distributing the proceeds thereof in accordance with the Priority Waterfall, and discharging the Excluded Liabilities asserted against the U.S. Company Parties, with each such proceeding being in form and substance and commenced in such jurisdictions acceptable to the Required Consenting Senior Noteholders and AYR (each a “U.S. Liquidation Proceeding”, and together with the CCAA Proceeding, the “Liquidation Proceedings”).[2]

Upon the commencement of the CCAA Proceeding, “Payment Blockages” (to the extent not previously submitted) shall be issued to all holders of Seller Notes/Debt Claims that are subject to subordination provisions or the Existing Subordination Agreements in favor of the Senior Notes.

All fees, costs and expenses incurred in connection with the preparation, commencement and prosecution of the U.S. Liquidation Proceedings (whenever incurred, whether prior to, during or following the U.S. Liquidation Proceedings) shall not exceed the aggregate permitted fees, costs and expenses set forth in the Wind Down Budget.

5.        Bridge Facility:

a.     On the APA Agreement Date, the Required Consenting Senior Noteholders shall deliver to AYR a binding commitment to provide bridge financing to certain of the Company Parties in the form of a pari passu senior secured multiple-draw term loan facility (the “Bridge Facility”), on the terms and conditions set forth in Exhibit 1 attached to this Restructuring Term Sheet (the “Bridge Facility Term Sheet”) and such other terms and conditions acceptable to the Required Consenting Senior Noteholders and AYR, for the purposes of funding operational and restructurings costs of the Company Parties in accordance with and subject to an Approved Budget (as defined in the Bridge Facility Term Sheet).

b.     On the Sale Transaction Effective Date, Tranche A of the Bridge Facility, and any funded portion of Tranche B of the Bridge Facility, shall be assumed by NewCo and convert into Take Back Debt (as defined below).

[2]	For the avoidance of doubt, all rights of the AHC to participate in any Liquidation Proceedings, including the right to acquire any assets that may be the subject of Liquidation Proceedings, are expressly preserved.

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6.        Overview of Treatment of Senior Notes:

a.     On the Sale Transaction Effective Date, each holder of Senior Secured Notes Claims shall receive, in full and final release and satisfaction of its pro rata portion of the Credit Bid Amount, its pro rata share of 100% of the new equity interests (“New Equity Interests”) issued either by Purchaser or, to the extent applicable, the ultimate parent entity established by the Ad Hoc Committee that, directly or indirectly, will own 100% of the equity interests in Purchaser (“NewCo”, and together with NewCo’s direct and indirect subsidiaries, the “NewCo Entities”), subject to dilution by the MIP (as defined below) and the Equity Premiums (as defined below).

b.     The remaining balance of the Senior Notes Obligations other than the Credit Bid Amount (the “Senior Notes Remaining Amount”) shall remain outstanding against each of the Senior Notes Obligors and shall be entitled to a distribution (after giving effect to the Priority Waterfall) of the net cash proceeds (if any) resulting from (1) the monetization, disposition, sale or liquidation of the Excluded Assets owned by the Company Parties pursuant to the CCAA Proceeding, any U.S. Liquidation Proceedings (as applicable), and (2) any Non- Core Divestiture Transactions.

7.        New Money Exit Facility: On the Sale Transaction Effective Date, the Ad Hoc Committee shall provide a new money exit facility upon the terms and conditions set forth herein and such other terms and conditions acceptable to the Required Consenting Senior Noteholders (the “New Money Exit Facility”).

8.        Seller Notes/Debt Claims: The members of the Ad Hoc Committee and its advisors shall hereby be authorized, in coordination with the Company’s advisors, to communicate and negotiate directly with any or all holders of Seller Notes/Debt Claims (as defined below). The Company Parties and their advisors will work in good faith with the Ad Hoc Committee and its advisors to facilitate such negotiations in an effort to consensually modify or restructure some or all of the Seller Notes/Debt Claims on terms and conditions acceptable to the Ad Hoc Committee and AYR (each, a “Consensual Seller Notes/Debt Agreement”), and shall, if requested, provide the holders of Seller Notes/Debt Claims such information as may be reasonably necessary to facilitate such negotiations, subject to the execution of confidentiality agreements acceptable to AYR and the Ad Hoc Committee.

9.        Non-Core Divestiture Transactions:

a.     The Company Parties and the Ad Hoc Committee agree to the sale of (a) the “Levia” business held by Cultivauna, LLC (a wholly-owned subsidiary of AYR), (b) select dispensaries located in Illinois and identified by AYR to the Ad Hoc Committee, (c) real property located at 16735 Renewable Way, Fernley, NV, and (d) real property located at 1300 SH 21, Cedar Creek, TX, to third party buyers, upon such terms and conditions, and subject to definitive documentation, acceptable to the Ad Hoc Committee and AYR (the “Non-Core Divestiture Transactions”).

b.     All proceeds of any Non-Core Divestiture Transactions shall be applied to the outstanding Bridge Facility obligations and the Senior Notes Remaining Amount until paid in full in cash (or, in the event of non-cash proceeds, turned over to the Senior Noteholders and the Bridge Facility Lenders, as applicable).

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Milestones

The Restructuring Transactions shall be implemented in accordance with the Sale Proceeding Milestones and the additional milestones set forth below (which may be extended with the prior written consent, including by email from counsel, of the Required Consenting Senior Noteholders) (the Sale Proceeding Milestones, together with the milestones set forth below, each, a “Milestone”, and, collectively, the “Milestones”):

a.     No later than August 18, 2025, all conditions to the consummation of the Bridge Facility shall have been satisfied or waived in accordance with the terms of the Bridge Facility Credit Documents (as defined below), the Bridge Facility shall have been consummated (the “Bridge Facility Closing Date”), and the proceeds of the Bridge Facility shall be made available to the Company Parties in accordance with the terms of the Bridge Facility Credit Agreement;

b.     Within two (2) Business Days after the APA Execution Date, AYR shall have commenced the CCAA Proceeding (the “CCAA Proceeding Commencement Date”);

c.     Following the Sale Transaction Effective Date, the U.S. Company Parties may commence a U.S. Liquidation Proceeding, as applicable (the “U.S. Liquidation Proceedings Commencement Date”);

d.     Entry of an order approving a distribution (after giving effect to the Priority Waterfall) of all proceeds available for distribution in the CCAA Proceeding by the CCAA Court, and such approval shall have become final and non-appealable within ninety (90) days after the CCAA Proceeding Commencement Date;

e.     The Company Parties shall use commercially reasonable efforts to consummate and complete each of the Liquidation Transactions within ninety-five (95) days after each U.S. Liquidation Proceedings Commencement Date.

For the avoidance of doubt, the U.S. Liquidation Proceedings Commencement Date shall not occur until after (1) the Sale Transaction Effective Date has occurred, (2) the Company Parties provide notice of, and the Required Consenting Senior Noteholders have approved (which approval shall not be unreasonably withheld) of, the nature, form and scope of the U.S. Liquidation Proceedings, and (3) the Wind Down Budget (as defined below) has been agreed by the Required Consenting Senior Noteholders.

Each of the Milestones may be extended, waived, or modified with the prior written consent (which may include email from counsel) of the Required Consenting Senior Noteholders.

The Bid Procedures may be amended, supplemented or modified with the prior written consent (which may include email from counsel) of the Required Consenting Senior Noteholders.

Bridge Facility
General	▪ The members of the Ad Hoc Committee shall provide a $50 million Bridge Facility to the Company Parties, in the form of a pari passu senior secured multiple draw term loan facility, in accordance with the Approved Budget and the terms and conditions set forth in the Bride Facility Term Sheet and such other terms and conditions acceptable to the Required Consenting Senior Noteholders.
Treatment Of Claims
Bridge Facility Claims	▪ On the Sale Transaction Effective Date, in full and satisfaction and release of all Claims arising under the Bridge Facility, all Bridge Facility Obligations outstanding under the Bridge Facility (other than the unfunded portion of the Tranche B of the Bridge Facility as of the Sale Transaction Effective Date and those Bridge Facility Loans comprised of any Bridge Facility Exit Premium, Bridge Facility Commitment Premium, and Bridge Facility Backstop Premium that are converted into New Equity Interests in accordance with the terms set forth herein and the Bridge Credit Facility Agreement) shall be assumed by NewCo and converted on a dollar for dollar basis into Take Back Debt in accordance with and subject to the terms and conditions set forth in the Bridge Facility Term Sheet.

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Senior Notes Claims

▪      On the Sale Transaction Effective Date, in full satisfaction and release of each Senior Noteholder’s pro rata share of the Credit Bid Amount, the Senior Noteholders shall receive their pro rata share of 100% of the New Equity Interests (subject to dilution by the MIP and the Equity Premiums).

▪      The Senior Notes Remaining Amount shall remain outstanding Senior Note Obligations against each of the Senior Note Obligors, and shall be entitled, on the applicable closing date, effective date or judicial approval date (as applicable) (each, a “Liquidation Proceeding Effective Date”), to the distribution (in accordance with and subject to the Priority Waterfall) of the net cash proceeds (if any) resulting from (a) the monetization, disposition, sale or liquidation of the Excluded Assets owned by the Company Parties pursuant to the CCAA Proceeding and the U.S. Liquidation Proceedings (as applicable), and (b) the Non-Core Divestiture Transactions, until such Senior Notes Remaining Amount is paid in full in cash.[3]

▪      “Priority Waterfall” refers to the distribution of net cash proceeds resulting from the monetization, disposition, sale or liquidation of the Excluded Assets owned by the Company Parties pursuant to the CCAA Proceeding and the U.S. Liquidation Proceeding in accordance with applicable law, following the prior payment in full of all Claims and obligations that are senior in priority (after taking into account lien priority, payment priority, structural subordination and contractual subordination, including any Existing Subordination Agreements for the benefit of the Senior Notes, which the Company acknowledges and agrees remain in full force and effect).

Seller Notes/Debt Claims

“Seller Notes/Debt Claims” refers to all Claims arising under, in connection with, or relating to the following:

a.     FL Mortgage;

b.     MA Mortgage;

c.     PA Natural Secured Seller Notes;

d.     PA Natural Secured Earnout Notes;

e.     Ill Herbal Remedies Unsecured Seller Note;

f.     Ill Land of Lincoln Unsecured Settlement;

g.     MA Sira Unsecured Earnout;

h.     NJ GSD Junior Secured Seller Notes;

i.      NJ GSD Unsecured Assumed Debt;

j.      NV LivFree Unsecured Seller Note;

k.     NV Green Unsecured Seller Note;

l.      NV Tahoe Hydro Unsecured Seller Note;

m.    PA CannTech Junior Secured Seller Notes;

[3]	Notwithstanding anything contained herein or in the RSA to the contrary, nothing contained herein or in the RSA shall constitute a modification or waiver of any of the rights and remedies of the Senior Noteholders under the Existing Subordination Agreements, and all such rights and remedies are hereby expressly preserved.

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n.     PA CannTech Unsecured Assumed Debt; and

o.     PA DocHouse Unsecured Seller Notes.

▪       For the avoidance of doubt, the Seller Notes/Debt Claims shall constitute Excluded Liabilities for purposes of the APA.

▪      In full satisfaction and release of the Seller Notes/Debt Claims, all holders of Seller Notes/Debt Claims shall be entitled to receive:

a.     In the event a Consensual Seller Notes/Debt Agreement is reached with respect to any of the Seller Notes/Debt Claims prior to the APA Execution Date, the treatment set forth in such agreement;

b.     In the event a Consensual Seller Notes/Debt Agreement is not reached prior to the APA Execution Date with a holder of Seller Notes/Debt Claims, at the election of the Required Consenting Senior Noteholders, (i) the Company shall return the collateral securing such Seller Notes/Debt Claims unless any such collateral constitutes Senior Notes Collateral that is acquired as Acquired Assets in connection with the Sale Proceeding, in which case such Seller Notes/Debt Claims shall be extinguished as junior claims in connection with the Sale Proceeding pursuant to the UCC, (ii) such Seller Notes/Debt Claims shall be subject to the applicable Liquidation Proceeding and shall be entitled, on the Liquidation Transaction Effective Date (as applicable), to the distribution (in accordance with and subject to the Priority Waterfall) of the net cash proceeds (if any) resulting from the monetization, disposition, sale or liquidation of the Excluded Assets owned by the Company Parties pursuant to the CCAA Proceeding and the U.S. Liquidation Proceedings (as applicable), until such Claims are paid in full in cash, or (iii) such other treatment determined by the AHC in its discretion.[4]

Parent Claims	▪ On the CCAA Effective Date, all Claims against AYR (other than the Bridge Facility Obligations, the Credit Bid Amount, the Assumed Liabilities and any liabilities assumed by a third party buyer in connection with any Non-Core Divestiture Transactions) shall be subject to the treatment set forth in the CCAA Proceeding (which shall be in form and substance reasonably acceptable to the Required Consenting Senior Noteholders) and shall be released and discharged in connection with the CCAA Proceeding.
Subsidiary Claims	▪ On each applicable Liquidation Transaction Effective Date, all Claims against the direct and indirect subsidiaries of AYR (other than the Bridge Facility Obligations, the Credit Bid Amount, the Assumed Liabilities and any liabilities assumed by a third party buyer in connection with any Non-Core Divestiture Transactions) shall be entitled to the distribution (in accordance with and subject to the Priority Waterfall) of the net cash proceeds (if any) resulting from the monetization, disposition, sale or liquidation of the Excluded Assets owned by the U.S. Company Parties pursuant to the U.S. Liquidation Proceedings (as applicable), until such Claims are paid in full in cash.
Parent Equity Interests	▪ On the CCAA Effective Date, all outstanding equity interests, warrants, options, rights to convert into equity interests, stock options, stock appreciation rights, phantom stock, or other equity incentives issued or granted by AYR shall be extinguished, canceled and/or discharged pursuant to the CCAA Proceeding and shall not be entitled to receive any distribution.

[4]	Notwithstanding anything contained herein or in the RSA to the contrary, nothing contained herein or in the RSA shall constitute a modification or waiver of any of the rights and remedies of the Senior Noteholders under the Existing Subordination Agreements, and all such rights and remedies are hereby expressly preserved.

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Intercompany Interests	▪ Except to the extent otherwise provided in the APA, on the applicable Liquidation Transaction Effective Date (as defined below), all intercompany equity interests shall be extinguished and/or canceled and shall not be entitled to receive any distribution.
Take Back Facility
General

On the Sale Transaction Effective Date, all principal and accrued but unpaid interest outstanding under the Bridge Facility (other than the unfunded portion of the Tranche B of the Bridge Facility as of the Sale Transaction Effective Date and those Bridge Facility Loans comprised of any Bridge Facility Exit Premium, Bridge Facility Commitment Premium, and Bridge Facility Backstop Premium that are converted into New Equity Interests in accordance with the terms set forth herein and the Bridge Credit Facility Agreement) shall be assumed by NewCo and converted into a new debt facility (“Take-Back Facility”) pursuant to which new debt (“Take-Back Debt) shall be issued upon the following terms:

▪      Borrower: NewCo (“Exit Facility Borrower”)

▪      Guarantors: Each of NewCo’s direct and indirect subsidiaries (“Exit Facility Guarantors, and together with the Exit Facility Borrower, the “Exit Facility Loan Parties”)

▪      Interest Rate: 10% payable in cash; provided that, at the Exit Facility Borrower’s option, for the first twenty-four months following the closing of the Take Back Facility (the “Take Back Facility Closing Date”), the Exit Facility Borrower may make payments of interest in-kind

▪      Maturity: Seven (7) years from the Take Back Facility Closing Date

▪      Security: First priority liens on all or substantially all assets of the Exit Facility Loan Parties (subject to exceptions acceptable to the Required Consenting Senior Noteholders)

▪      Priority: Senior to all other indebtedness of the Exit Facility Loan Parties

▪      Covenants: Affirmative and negative covenants, events of default, representations, warranties, prepayment requirements, indemnities and reimbursements that are usual and customary for transactions of this type, in each case, that are acceptable to the Required Consenting Senior Noteholders.

New Money Exit Facility
Overview

▪      On the Sale Transaction Effective Date, the members of the Ad Hoc Committee shall provide NewCo with additional new money loans (“New Money Exit Loans”) in an amount to be determined by the Ad Hoc Committee, on terms similar to the Take Back Debt Facility (the “New Money Exit Facility”, and together with the Take Back Facility, the “Exit Facility”) the proceeds of which shall be used in accordance with a “sources and uses” approved in writing by the Ad Hoc Committee.

▪      All beneficial holders of Senior Notes (and/or one or more Related Funds of such holders) that become a party to the RSA and certify that they are “accredited investors” (as defined under Regulation D of the Securities Act) shall have the opportunity to participate in its pro rata share of the New Money Exit Facility based on its pro rata holdings of Senior Notes pursuant to formal or informal syndication procedures and as of a record date determined by the Ad Hoc Committee).

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▪      The New Money Exit Facility will be backstopped by members of the Ad Hoc Committee and/or their respective Related Funds (collectively, the “New Money Exit Facility Backstop Parties”) based on their respective pro rata holdings of Senior Notes held by all New Money Exit Facility Backstop Parties in the aggregate as of a record date that may be determined by the Ad Hoc Committee.

▪      In exchange for backstopping the New Money Exit Facility, the New Money Exit Facility Backstop Parties shall be entitled to a non-refundable put option premium (the “New Money Exit Backstop Equity Premium”) in the form of 10% of the New Equity Interests issued by NewCo as of the Sale Transaction Effective Date (subject to dilution by the MIP), fully earned and payable on the Sale Transaction Effective Date.

▪      In exchange for providing the New Money Exit Facility, all lenders under the New Money Exit Facility shall be entitled to a premium in the form of 5% of the New Equity Interests issued by NewCo as of the Sale Transaction Effective Date (subject to dilution by the MIP), fully earned and payable on the Sale Transaction Effective Date (“New Money Equity Premium”, and together with the New Money Exit Backstop Equity Premium and, to the extent converted into New Equity Interests issued by NewCo as of the Sale Transaction Effective Date as set forth herein, the Bridge Facility Backstop Premium, the Bridge Facility Commitment Premium, and the Bridge Facility Exit Premium, the “Equity Premiums”).

NewCo Governance & MIP
NewCo Governance

▪      The form, structure and domicile of Purchaser, NewCo and the NewCo Entities shall be determined by the Required Consenting Senior Noteholders.

▪      The Organizational Documents (as defined in the RSA) for Purchaser, NewCo and the NewCo Entities shall be acceptable to Required Consenting Senior Noteholders.

▪      The new board of directors or managers of NewCo (“New Board”) and each of the NewCo Entities shall be selected by the Required Consenting Senior Noteholders.

▪      On the Sale Transaction Effective Date, NewCo shall not be a public reporting company and the New Equity Interests shall not be listed on a national securities exchange. Transfers of the New Equity Interests will be restricted by the terms of the New Organizational Documents.

▪      The issuance of all securities in connection with the Restructuring Transactions shall be exempt from registration under the Securities Act and applicable state (blue sky) laws.

Management Incentive Plan	▪ Following the Sale Transaction Effective Date, the New Board shall adopt a management incentive plan (“MIP”) that provides for the grant of equity and equity-based awards of up to 6% of the New Equity Interests (for the avoidance of doubt, after conversion of any Bridge Facility Commitment Premium, Bridge Facility Exit Premium, or Bridge Facility Backstop Premium into any New Equity Interests in accordance with the terms hereof) issued or reserved for issuance by NewCo as of the Sale Transaction Effective Date to employees, consultants and directors/managers of NewCo, with the form of awards (i.e., options, restricted units, appreciation rights, etc.), and the terms and conditions of the awards (e.g., exercise prices, base values, hurdles, performance metrics, vesting, timing, eligibility, forfeiture, repurchase rights and transferability) and other terms and conditions to be determined by the New Board.

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General provisions
Definitive Documents	All definitive documentation contemplated under the RSA and this Restructuring Term Sheet, and any definitive documentation necessary or advisable to implement the Restructuring Transactions, shall each be in form and substance acceptable to the Required Consenting Senior Noteholders (the “Definitive Documents”).
Tax Attributes

The Parties agree to structure the Restructuring Transactions in a manner that optimizes the tax efficiency to NewCo and the Required Consenting Senior Noteholders.

The Parties further agree that the purchase and sale of the Acquired Assets shall be consummated free and clear of all liabilities arising under, in connection with, or related to section 280E of the Internal Revenue Code that are accrued but unpaid as of the Sale Transaction Effective Date.

The Parties further agree that (a) any Credit Bid Amount, and (b) any distribution to holders of Senior Notes in respect of the Senior Notes Remaining Amount or otherwise, shall in each case be comprised first, on account of principal of the Senior Notes (excluding, for greater certainty, any interest that was capitalized and added to principal), second, on account of premium (if any), and third, on account of accrued and unpaid interest.

Transaction Expenses	All Transaction Expenses (as defined in the RSA) shall be paid as set forth in the RSA.
Mutual Release

As a condition precedent to the consummation of the Sale Transaction and prior to the Sale Transaction Effective Date, the Parties to the RSA shall execute and deliver a mutual release agreement in form and substance acceptable to the Parties (the “Mutual Release Agreement”), subject to the right to enforce the RSA and assert all rights in connection with the Liquidation Proceedings.

The Mutual Release Agreement shall provide that each of the Parties to the RSA (together with all of their employees, officers, directors, shareholders, agents, advisors, professionals, members, in each case, in their capacity as such) shall provide a full, complete, unconditional, and irrevocable release to each of the other Parties to the RSA (together with all of their employees, officers, directors, shareholders, agents, advisors, professionals, members, in each case, in their capacity as such) from any and all claims, causes of action and other debts, obligations, rights, suits, judgments, damages, actions, remedies and liabilities whatsoever, whether accrued or unaccrued, known or unknown, foreseen or unforeseen, existing or arising before, as of, or after the Sale Transaction Effective Date, except for (i) the right to enforce the RSA and assert all rights in connection with the Liquidation Proceedings and (ii) preservation of all rights and remedies with respect to the Senior Note Remaining Amounts and any Bridge Facility obligations remaining outstanding.

Conditions Precedent
Sale Transaction

It shall be a condition to the consummation of the Sale Transaction that the following conditions shall have been satisfied (or waived by the Required Consenting Senior Noteholders):

a.     the satisfactory completion of due diligence by the Required Consenting Senior Noteholders;

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b.     the RSA and the Bridge Facility shall each be in full force and effect and shall not have been terminated, and no termination event, default or event of default arising thereunder shall have occurred;

c.     the APA and Asset Purchase Documents shall be in full force and effect, and all Asset Purchase Documents shall have been executed by the applicable parties thereto and delivered, all conditions to the consummation of the transactions contemplated by the APA and all Asset Purchase Documents shall have been satisfied (or waived by the Required Consenting Senior Noteholders) in accordance with their respective terms;

d.     all Exit Facility Documents (as defined in the RSA) shall have been executed by the applicable parties thereto and delivered, all conditions to the consummation of the transactions contemplated thereunder shall have been satisfied (or waived by the Required Consenting Senior Noteholders) in accordance with their respective terms and the Exit Facility shall be in full force and effect;

e.     all of the New Equity Interests contemplated to be issued on the Sale Transaction Effective Date shall have been validly issued by NewCo, shall be fully paid and non- assessable, and shall be free and clear of all taxes, liens and encumbrances, except as may be imposed by (i) applicable securities laws, and (ii) the New Organizational Documents;

f.     the Company Parties shall have paid in full in cash all Transaction Expenses in accordance with the RSA;

g.     the New Organizational Documents shall be in full force and effect;

h.     any and all requisite governmental, regulatory, and third-party filings, notices, approvals, and consents shall have been made or obtained, shall be in full force and effect, and shall not be subject to any unfulfilled conditions;

i.     no temporary restraining order, preliminary or permanent injunction, judgment, or other law preventing, challenging, voiding, or making illegal the consummation of any of the Restructuring Transactions shall have been entered, issued, rendered, or made, nor shall any proceeding seeking any of the foregoing be commenced or pending; and

j.     the Mutual Release shall be executed and delivered by the Parties, and shall be in full force and effect.

Liquidation Proceedings

It shall be a condition to the consummation of any Liquidation Transaction that the following conditions shall have been satisfied (or waived by the Required Consenting Senior Noteholders):

a.     the APA Execution Date shall have occurred;

b.     the RSA shall be in full force and effect and shall not have been terminated, and no termination event, default or event of default arising thereunder shall have occurred;

c.     to the extent the Bridge Facility has not yet been assumed by NewCo and converted into the Take Back Debt Facility as contemplated hereunder, the Bridge Facility shall be in full force and effect and shall not have been terminated, and no termination event, default or event of default arising thereunder shall have occurred

d.     all definitive documents necessary or advisable to consummate each Liquidation Transaction and/or Liquidation Proceeding (the “Definitive Liquidation Transaction Documents”) shall have been executed by the applicable parties thereto and delivered, all conditions to the consummation of the transactions contemplated thereunder shall have been satisfied (or waived by the Required Consenting Senior Noteholders or the Company Parties, as applicable) in accordance with their respective terms and shall be in full force and effect;

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e.     any and all requisite governmental, regulatory, and third-party filings, notices, approvals, and consents that have been made or obtained, shall be in full force and effect, and shall not be subject to any unfulfilled conditions; and

f.     no temporary restraining order, preliminary or permanent injunction, judgment, or other law preventing, challenging, voiding, or making illegal the consummation of any of the Restructuring Transactions shall have been entered, issued, rendered, or made, nor shall any proceeding seeking any of the foregoing be commenced or pending.

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Schedule 1

Additional Defined Terms

“FL Mortgage”	That certain Amended and Restated Promissory Note, dated as of March 26, 2024, and that certain Loan Agreement, dated as of July 5, 2023 (each as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between 242 Cannabis, LLC, and Needham Bank, with $47,990,165.96 aggregate principal amount outstanding as of the Execution Date, which is secured by a lien on the assets of 242 Cannabis, LLC.
“IL Herbal Remedies Unsecured Seller Note”	That certain Amended and Restated Promissory Note, dated as of November 13, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition IL Corp. and Luke J. Lansing, Jamie E. Philbeck, and Sarah K. Hoffman, as trustee of the Robert J. Lansing Trust (as successor by assignment from Robert J. Lansing), with $13,000,000.00 (with $4 million maturing December 31, 2025, and $9 million maturing May 20, 2027) aggregate principal amount outstanding as of the Execution Date, which is unsecured and subject to a Subordination Agreement, dated as of November 21, 2022, in favor of the Senior Notes Trustee (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “IL Herbal Remedies Subordination Agreement”).
“IL Land of Lincoln Unsecured Settlement”	That certain Global Settlement Agreement and Mutual Release, dated as of June 6, 2024 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between AYR Wellness Inc. and RMDYA2 LLC, Chi-Town CTPA LLC, Strategic Healthcare Initiatives LLC, Raj Mukherji, and Danielle Y. Alvarez Wolf, with $412,500.00 outstanding as of the date hereof
“MA Mortgage”

Collectively, those certain promissory notes set forth below, issued by CSAC Acquisition PA II Corp. with $47,990,165.96 aggregate principal amount outstanding as of the Execution Date, which are secured by a lien on the assets of Parker RE MA, LLC and DFMMJ Investments LLC:

(a)   That certain Commercial Loan Note, dated as of March 15, 2022, and that certain Loan Agreement, dated as of March 11, 2022 (each as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between Parker RE MA, LLC, and BCB Community Bank, with $24,318,370.24 aggregate principal amount outstanding as of the Execution Date.

(b)   That certain Commercial Loan Note and that certain Loan Agreement, each dated as of March 24, 2023 (each as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between Parker RE MA, LLC, and BCB Community Bank, with $9,680,387.63 aggregate principal amount outstanding as of the Execution Date.

“MA Sira Unsecured Earnout”	That certain First Amended and Restated Equity Exchange Agreement, dated as of May 24, 2019 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition Inc. and, inter alia, Green Partners Investor LLC and Green Partners Sponsor I, LLC, with respect to that certain Earn-Out Payment (as defined therein), with $24,750,000.00 aggregate outstanding as of the Execution Date, which is unsecured.
“NJ GSD Junior Secured Seller Notes”

Collectively, those certain promissory notes set forth below, issued by CSAC Acquisition NJ Corp. with $5,375,873.78 aggregate principal amount outstanding as of the Execution Date, which are secured by a junior lien on the assets of AYR Wellness NJ, LLC (formerly known as GSD NJ LLC) and subject to a Subordination Agreement, dated as of October 5, 2021, in favor of the Senior Notes Trustee (as amended pursuant to the First Amendment to Subordination Agreement, dated as of May 19, 2023, as further amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “GSD Subordination Agreement”):

(a)   That certain Secured Promissory Note, dated as of September 15, 2021 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and Elk Spring Partners LLC, with $5,110,458.11 aggregate principal amount outstanding as of the Execution Date.

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(b)   That certain Secured Promissory Note, dated as of September 15, 2021 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and JJE Special Assets, LLC, with $265,415.67 aggregate principal amount outstanding as of the Execution Date.

(c)   That certain Secured Promissory Note, dated as of May 19, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and Elk Spring Partners LLC, with $10,793,328.00 aggregate principal amount outstanding as of the Execution Date.

(d)   That certain Secured Promissory Note, dated as of May 19, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and Strategic Healthcare Initiatives LLC, with $1,325,184.00 aggregate principal amount outstanding as of the Execution Date.

(e)   That certain Secured Promissory Note, dated as of May 19, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and JJE Special Assets, LLC, with $560,560.00 aggregate principal amount outstanding as of the Execution Date.

“NJ GSD Unsecured Assumed Debt”	That certain Promissory Note, dated as of August 6, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between AYR Wellness NJ LLC (formerly known as GSD NJ LLC) and JJE Special Assets, LLC (as successor by assignment from James J. Elek), with $3,000,000.00 aggregate principal amount outstanding as of the Execution Date, which is unsecured.
“NV LivFree Unsecured Seller Note”	That certain Secured Promissory Note, dated as of May 24, 2019 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition Inc. and Steve Menzies, with $17,000,000.00 aggregate principal amount outstanding as of the Execution Date, which is unsecured and is subject to a Subordination Agreement, dated as of December 10, 2020, in favor of the Senior Notes Trustee (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “NJ LivFree Subordination Agreement”).
“NV Green Unsecured Seller Note”	That certain Secured Promissory Note, dated as of July 11, 2024 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NV Corp. and Mark Bruno, with $1,406,666.67 aggregate principal amount outstanding as of the Execution Date, which is unsecured and subject to a Subordination Agreement, dated as of July 11, 2024, in favor of the Senior Notes Trustee (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “NV Green Subordination Agreement”).
“NV Tahoe Hydro Unsecured Seller Note”	That certain Secured Promissory Note, dated as of April 7, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NV Corp. and Mark Bruno, with $888,750.00 aggregate principal amount outstanding as of the Execution Date, which is unsecured and subject to a Subordination Agreement, dated as of April 7, 2023, in favor of the Senior Notes Trustee (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “NV Tahoe Hydro Subordination Agreement”).
“PA CannTech Junior Secured Seller Notes”

Collectively, those certain promissory notes set forth below, issued by CSAC Acquisition PA Corp. with $11,071,415.32 aggregate principal amount outstanding as of the Execution Date, which are secured by a junior lien on the assets of CannTech PA LLC and are subject to a Subordination Agreement, dated as of October 5, 2021, in favor of the Senior Notes Trustee (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “PA CannTech Subordination Agreement”):

(a)   That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time),

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by and between CSAC Acquisition PA Corp. and Canna Research LLC, with $10,500,932.39 aggregate principal amount outstanding as of the Execution Date.

(b)  That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA Corp. and JJE Special Assets, LLC (as successor by assignment from James J. Elek), with $570,482.93 aggregate principal amount outstanding as of the Execution Date.

“PA CannTech Unsecured Assumed Debt”	That certain Promissory Note, dated as of July 10, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CannTech PA, LLC and Cannapharmacy Inc., with $1,500,000.00 aggregate principal amount outstanding as of the Execution Date, which is unsecured.
“PA DocHouse Unsecured Seller Notes”

Collectively, those certain promissory notes set forth below, issued by CSAC Acquisition Inc. with $1,908,899.02 aggregate principal amount outstanding as of the Execution Date, which are unsecured and subject to a Subordination Agreement, dated as of December 3, 2020, in favor of the Senior Notes Trustee (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “PA DocHouse Subordination Agreement”):

(a)   That certain Promissory Note, dated as of November 18, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition Inc. and Matthew Radebach, with $1,054,191.00 aggregate principal amount outstanding as of the Execution Date.

(b)   That certain Promissory Note, dated as of November 18, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition Inc. and Justin Moriconi, with $854,708.02 aggregate principal amount outstanding as of the Execution Date.

“PA Natural Secured Seller Notes”

Collectively, those certain promissory notes set forth below, issued by CSAC Acquisition PA II Corp. with $18,720,000.00 aggregate principal amount outstanding as of the Execution Date, which are secured by a lien on the assets of, and a pledge of Equity Interests in, PA Natural Medicine LLC:

(a)   That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and AFC Institutional Fund LLC (formerly known as A BDC Warehouse II, LLC) (as successor by assignment from Aumega Health and Wellness, LLC), with $8,049,600.00 aggregate principal amount outstanding as of the Execution Date.

(b)   That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Anthony J. DePaul, with $3,650,400.00 aggregate principal amount outstanding as of the Execution Date.

(c)   That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Austin Meehan, with $3,650,400.00 aggregate principal amount outstanding as of the Execution Date.

(d)   That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Sunrising Health and Wellness, LLC, with $3,369,600.00 aggregate principal amount outstanding as of the Execution Date.

17

“PA Natural Secured Earnout Notes”	Collectively, those certain promissory notes set forth below, issued by CSAC Acquisition PA II Corp. with $9,058,380.61 aggregate principal amount outstanding as of the Execution Date, which are secured by a lien on the assets of, and a pledge of Equity Interests in, PA Natural Medicine LLC:

(a) That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and AFC Institutional Fund LLC (formerly known as AFC BDC Warehouse LLC) (as successor by assignment from Flower Loan Holdco, LLC, as successor by assignment from Devi Holdings, Inc.), with $7,790,207.31 aggregate principal amount outstanding as of the Execution Date.

(b) That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Anthony J. DePaul, with $433,848.76 aggregate principal amount outstanding as of the Execution Date.

(c) That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Austin Meehan, with $433,848.76 aggregate principal amount outstanding as of the Execution Date.

(d) That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Sunrising Health and Wellness, LLC, with $400,475.78 aggregate principal amount outstanding as of the Execution Date.

18

Exhibit 1

Bridge Facility Term Sheet

This term sheet (together with all exhibits, annexes, and schedules attached hereto, this “Bridge Facility Term Sheet”) sets forth certain material terms of the Bridge Facility contemplated under the RSA.

Bridge Facility:

Priming senior secured multiple delayed-draw term loan facility (the “Bridge Facility”, and the loans outstanding thereunder, the “Bridge Facility Loans”), in an aggregate principal amount of up to $50 million, comprised of two tranches: (a) Tranche A, the proceeds of which shall be used in accordance with the Approved Budget, and (b) Tranche B, the proceeds of which shall be used to fund the preparation, commencement and prosecution of the Liquidation Proceedings (the “Wind Down”) in accordance with a wind down budget in an amount and in form and substance reasonably acceptable to the Required Bridge Facility Lenders (the “Wind Down Budget” and the initial Wind Down Budget attached hereto as Annex II approved by the Ad Hoc Committee); provided that all fees, costs and expenses (including professional fees) incurred in connection with the preparation, commencement and prosecution of the (a) CCAA Proceeding shall not exceed $1,175,000, and (b) the U.S. Liquidation Proceeding and/or the Liquidation Transactions, as applicable, shall not exceed $2,125,000; provided further, however, that funds allocated to the CCAA Proceeding and the U.S. Liquidation Proceedings or Liquidation Transactions may be cross-utilized to fund the U.S. Liquidation Proceedings or Liquidation Transactions and the CCAA Proceeding, as applicable (so long as the aggregate amount of fees, costs and expenses incurred in connection with the Wind Down do not exceed the aggregate amount set forth in the Wind Down Budget). Amounts repaid or prepaid on the Bridge Facility may not be reborrowed.

Bridge Facility Borrower:	AYR or one or more of the other Company Parties acceptable to the Required Consenting Senior Noteholders (the “Bridge Facility Borrower”).
Bridge Facility Guarantors:	Each direct or indirect subsidiary of the Bridge Facility Borrower, and the direct and indirect parent of the Bridge Facility Borrower (other than AYR), as obligors (collectively, the “Bridge Facility Guarantors” and together with the Bridge Facility Borrower, the “Bridge Facility Loan Parties”).
Bridge Facility Agent:	The administrative agent and the collateral agent for the Bridge Facility Lenders with respect to the Bridge Facility (in such capacities, the “Bridge Facility Agent”) shall be a financial institution selected by, and qualified to perform the duties customarily associated with such roles as determined by, the Required Consenting Senior Noteholders, which shall be reasonably acceptable to the Bridge Facility Borrower.
Bridge Lenders:	One or more of the Consenting Senior Noteholders (and/or one or more their respective Related Funds) (collectively, the “Bridge Facility Lenders”).
Bridge Facility Backstop:

All beneficial holders of Senior Notes (and/or one or more Related Funds of such holders) that become a party to the RSA and certify that they are “accredited investors” (as defined under Regulation D of the Securities Act) shall have the opportunity to participate in its pro rata share of the Bridge Facility based on its pro rata holdings of Senior Notes pursuant to formal or informal syndication procedures and as of a record date that may be determined by the Required Consenting Noteholders.

The Bridge Facility will be backstopped by members of the Ad Hoc Committee and/or their respective Related Funds (collectively, the “Bridge Facility Backstop Parties”) based on their respective pro rata holdings of Senior Notes held by all Bridge Facility Backstop Parties in the aggregate as of a record date determined by the Ad Hoc Committee.

Use of Proceeds:	The proceeds of Tranche A of the Bridge Facility Loans shall be applied only (i) to pay the administrative costs of the Sale Transactions and Sale Proceedings (including professional fees and expenses), (ii) for working capital purposes of Bridge Facility Loan Parties, and (iii) for any other purpose set forth in the Approved Budget, in each case, solely to the extent permitted under the Bridge Facility Credit Agreement, including the Approved Budget (subject to Permitted Variances (as defined below)). The proceeds of Tranche B of the Bridge Facility Loans shall be used in accordance with the Wind Down, subject to the Wind Down Budget.

the Bridge Facility Credit Agreement, including the Approved Budget (subject to Permitted Variances (as defined below)).

The proceeds of Tranche B of the Bridge Facility Loans shall be used in accordance with the Wind Down, subject to the Wind Down Budget.

Bridge Facility Closing Date:	The date of the satisfaction (or waiver) of each of the conditions precedent to the initial funding of the Bridge Facility under the Bridge Facility Credit Agreement (the “Bridge Facility Closing Date”).
Availability:	The Bridge Facility Loans will be available in multiple draws during the period commencing on the day after the Bridge Facility Closing Date through the earlier to occur of (i) the Maturity Date or (ii) an Event of Default (as defined below) under the Bridge Facility Credit Agreement, in each case, solely to the extent permitted under the Bridge Facility Credit Agreement, including the Approved Budget (subject to Permitted Variances) and the Wind Down Budget, as applicable.
Maturity Date:

Tranche A of the Bridge Facility shall mature on the earliest to occur of the following:

(a)   the earlier of sixty (60) days after the Bridge Facility Closing Date and November 16, 2025 (which date may be extended with the prior written consent of the Required Bridge Facility Lenders for up to three (3) consecutive thirty (30) day periods or such shorter periods as may be agreed to by the Required Bridge Facility Lenders);

(b)   upon demand, to the extent the Ad Hoc Committee elects to credit bid all or a portion of the Bridge Facility Obligations in connection with the Sale Proceeding;

(c)   the occurrence of a termination event under the RSA;

(d)   the consummation of a sale of all or substantially all assets or equity of the Bridge Facility Loan Parties, other than the Sale Transaction;

(e)   the occurrence of the Sale Transaction Effective Date; or

(f)   the acceleration of the Bridge Facility Loans and the termination of the commitments under the Bridge Facility (“Bridge Facility Commitments”) in accordance with the terms of the Bridge Facility Credit Agreement.

Tranche B of the Bridge Facility shall mature on the earliest to occur of the following:

(a)   the earlier of (1) ninety (95) days after the Sale Transaction Effective Date and (2) February 19, 2026 (which date may be extended with the prior written consent of the Required Bridge Facility Lenders for up to three (3) consecutive thirty (30) day periods or such shorter periods as may be agreed to by the Required Bridge Facility Lenders);

(b)   the occurrence of a termination event under the RSA;

(c)   the consummation of a sale of all or substantially all assets or equity of the Bridge Facility Loan Parties, other than the Sale Transaction; or

(d)   the acceleration of the Bridge Facility Loans and the termination of the commitments under the Bridge Facility in accordance with the terms of the Bridge Facility Credit Agreement.

Amortization:	None.
Payments and Interest Rates:	As set forth on Annex I attached hereto.
Mandatory Prepayments:

Mandatory prepayments of the Bridge Facility Loans shall be required (x) in an amount equal to

(i) 100% of net cash proceeds of any event of loss or condemnation, (ii) 100% of net cash proceeds from the issuance of indebtedness after the Bridge Facility Closing Date not permitted by the Bridge Facility Credit Agreement, (iii) 100% of net cash proceeds from the issuance after the Bridge Closing Date of any equity of the Bridge Facility Loan Parties or any controlled subsidiary thereof, (iv) 100% of the net cash proceeds of extraordinary receipts, and (v) 100% of the net cash proceeds of any sale of assets of any of the Bridge Facility Loan Parties or their subsidiaries (other than asset sales for surplus or obsolete assets or in the ordinary course of business),[5] and (y) upon other mandatory prepayment events usual and customary for financings of this type, in each case, subject to the Documentation Principles.

Net cash proceeds from any mandatory prepayment shall be applied toward repayment of the Bridge Facility Loans on a pro rata basis without premium or penalty.

Voluntary Prepayments:	Permitted, in whole or in part, subject to limitations as to minimum amounts, without premium or penalty, subject to the Documentation Principles (as defined below).
Collateral:

As security for the prompt payment and performance of all amounts due and obligations arising under, in connection with or related to the Bridge Facility, including, without limitation, all principal, interest, premiums, fees, costs, expenses, indemnities or other amounts (the “Bridge Facility Obligations”), effective as of the Bridge Facility Closing Date, the Bridge Facility Agent, for the benefit of itself and the Bridge Facility Lenders, shall be granted properly perfected liens and security interests (“Bridge Facility Liens”) in all assets and properties of each of the Bridge Facility Loan Parties, whether tangible or intangible, real, personal or mixed, wherever located, whether now owned or consigned by or to, or leased from or to, or hereafter acquired by, or arising in favor of, the Bridge Facility Loan Parties (including under any trade names, styles or derivations thereof), whether prior to or after the Bridge Facility Closing Date, including, without limitation, all of the Bridge Facility Loan Parties’ rights, title and interests in all (1) Senior Notes Collateral, (2) collateral securing the obligations outstanding under the Seller Notes/Debt Claims, and (3) all products, offspring, profits, and proceeds of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of, each of the foregoing (collectively, the “Bridge Facility Collateral”); provided that Bridge Facility Collateral shall exclude other assets to be mutually agreed among the Bridge Facility Borrower and the Required Bridge Facility Lenders, but shall include any and all proceeds and products of such excluded assets, unless such proceeds and products otherwise separately constitute excluded assets.

The Bridge Facility Collateral shall rank pari passu with the Senior Notes Collateral, as evidenced by an intercreditor agreement by and between the Senior Notes Trustee and the Bridge Facility Agent, which shall be in form and substance acceptable to AYR and the Required Consenting Senior Noteholders.

Both the Bridge Facility Collateral and the Senior Notes Collateral shall include, among other things, a pledge of the Equity Interests in CSAC Acquisition VA Corp and AYR Virginia LLC (the “Virginia Entities”).

Guarantees:	Each Bridge Facility Guarantor shall unconditionally guarantee, on a joint and several basis, all Bridge Facility Obligations.
Conditions Precedent to Closing and the Initial Borrowing:

The Bridge Facility Closing Date, and the initial borrowing thereunder, shall be subject to customary conditions to closing for financings of this type, including, without limitation, the following:

(a)   the preparation, authorization and execution of the Bridge Facility Documents (as defined below), which shall be in form and substance consistent with this Bridge Facility Term Sheet and otherwise acceptable to the Bridge Facility Loan Parties and the Required Bridge Facility Lenders;

(b)   the delivery of the updated business plan;

(c)   the Bridge Facility Loan Parties shall be in compliance with the applicable Approved Budget and the other Budget and Variance Covenants (as defined below);

[5]	The sale of any assets will pay down the Bridge Facility and the Senior Notes Remaining Amount on a pari basis, and any funding under the Bridge Facility will take into account, via the Approved Budget or the Wind Down Budget, as applicable, any such sale proceeds (i.e. by reducing the need for borrowing).

(d)   the delivery of opinion from legal counsel who is reasonably acceptable to the Bridge Facility Agent and which opinion is in form and substance acceptable to the Bridge Facility Agent and the Required Bridge Facility Lenders;

(e)   the delivery of (i) a secretary’s (or other officer’s) certificate of the Bridge Facility Borrower and each of the other Bridge Facility Loan Parties, dated as of the Bridge Facility Closing Date and in such form as is customary for the jurisdiction in which the relevant Bridge Facility Loan Party is organized, with appropriate insertions and attachments; and (ii) a customary closing officer’s certificate of the Bridge Facility Borrower;

(f)   all Transaction Expenses and any premiums, payments, fees, costs and expenses (including, without limitation, the fees and expenses of the AHC Advisors and all other counsel, financial advisors and other professionals of the Bridge Facility Lenders and Bridge Facility Agent to the extent earned, due and owing, and including estimated fees and expenses through the Bridge Facility Closing Date) shall have been paid;

(g)   the Bridge Facility Lenders shall have received from the Bridge Facility Borrower and each of the Bridge Facility Loan Parties, at least three (3) Business Days prior to the Facility Bridge Closing Date, documentation and other information requested by any Bridge Lender that is required by regulatory authorities under applicable “know your customer” and anti- money laundering rules and regulations, including the USA Patriot Act; and

(h)   payment of the applicable Bridge Facility Backstop Premium and the Bridge Facility Commitment Premium in accordance with the terms hereof.

Conditions to Each Borrowing

In addition to the conditions precedent noted above, each borrowing under the Bridge Facility shall be subject to further customary conditions to closing for financings of this type, including, without limitation, the following:

(a)   since the date of the RSA Execution Date, there shall have been no event, development or circumstance that has had, or would reasonably be expected to have, a material adverse effect (to be defined in a manner consistent with the Documentation Principles);

(b)   the representations and warranties of each Bridge Facility Loan Party set forth in the Bridge Facility Credit Agreement and in each other Bridge Facility Document shall be true and correct in all material respects on and as of such date as if made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates;

(c)   no Default or Event of Default shall exist or would result from the borrowing or from the application of the proceeds therefrom;

(d)   the RSA shall have been executed and be in full force and effect and no breach, termination event, default or event of default shall have occurred and be continuing thereunder;

(e)   the APA Agreement Date shall have occurred and, solely to the extent the APA Execution Date has occurred, no breach, termination event, default or event of default shall have occurred and be continuing under the APA;

(f)   compliance with the Milestones;

(g)   the delivery of Updated Budgets (as defined below) and compliance certifications as set forth herein; and

(h)   pro forma compliance with the Liquidity Covenant (after giving effect to the initial borrowing on the Bridge Facility closing date);

(i)   compliance with the Approved Budget, including with respect to the amount and timing of each borrowing under the Bridge Facility, and the other Budget and Variance Covenants;

(j)    each borrowing under Tranche A of the Bridge Facility shall be funded in accordance with the Approved Budget and each borrowing under Tranche B shall be funded in accordance with the Wind Down Budget; and

(k)   with respect to the Tranche B, in addition to satisfaction of each of the foregoing conditions precedent, (a) the APA Execution Date shall have occurred, (b) the borrowing complies with the Wind Down Budget, and (c) the Liquidation Proceedings are being conducted in a manner consistent with the RSA.

Representations and Warranties:	The Bridge Facility Documents shall contain usual and customary representations and warranties for financings of this type, subject to the Documentation Principles.
Milestones:	The Bridge Facility Loan Parties shall comply with the Milestones (as such Milestones may be extended in accordance with the terms therein), which Milestones shall be incorporated into the Bridge Facility Credit Agreement, as applicable.
Affirmative and Negative Covenants:

The Bridge Facility Documents shall contain usual and customary affirmative and negative covenants for financings of this type, subject to the Documentation Principles; provided, that, without limitation, the Bridge Documents shall require:

(a)   compliance with the Milestones;

(b)   the Bridge Facility Borrower and each of its direct and indirect subsidiaries shall maintain liquidity (to be defined in a manner consistent with the Documentation Principles) of not less than $17.5 million, tested at the end of each weekly reporting period (the “Liquidity Covenant”), and the Bridge Facility Borrower shall certify as to compliance with such minimum Liquidity Covenant on a weekly basis in connection with delivery of the Variance Report;

(c)   delivery of monthly financial statements for the Company Parties, including a profit and loss statement, an income statement for such month and certain, key balance sheet line items (accounts payable, accounts receivable, inventory, and other working capital items) as of the end of such month for such month, provided, that such statements shall include breakouts by state and shall be delivered by the 15th day of each month;

(d)   bi-weekly conference calls and/or video calls among (i) the Bridge Facility Loan Parties’ relevant senior management, specifically including at least one of the CRO, CFO, President and Chief Revenue Officer, (ii) the Bridge Facility Loan Parties’ advisors, and (iii) the AHC Advisors, which update calls may cover the Bridge Facility Loan Parties’ financial performance, the latest Updated Budget (defined below) or Approved Budget, the latest Variance Report (defined below), the transition of licenses and leases, updates regarding operations and wind-down, and the other information provided pursuant to the reporting covenant described above; provided that the Ad Hoc Committee Advisors shall deliver an agenda to the Company Parties prior to any such management calls; and

(e)   the Bridge Facility Borrower shall, and shall cause its officers, members of senior management and advisors to furnish such other available information regarding the Bridge Facility Collateral and/or the financial affairs, finances, business, assets, operations or condition (financial or otherwise) of the Bridge Facility Loan Parties and each of their direct and indirect subsidiaries that is reasonably requested by or on behalf of the Required Bridge Facility Lenders or any of the Ad Hoc Committee Advisors, and shall accommodate any reasonable request by the Required Bridge Facility Lenders or any of the Ad Hoc Committee Advisors for physical inspections or site visits of the Bridge Facility Loan Parties’ physical assets, including pre-closing walkthroughs for retained sites and spot-checks of closed/divested locations, at mutually agreed times, upon reasonable notice and that do not interfere with the ordinary course of business.

Approved Budget; Cash	The Initial Approved Budget (as defined in the RSA and attached as Exhibit C thereto) is approved by the Ad Hoc Committee.

Flow; Variance:

No later than 5:00 p.m. (New York City time) on every other Thursday following the Bridge Facility Closing Date (each such Thursday, the “Updated Budget Deadline”), the Bridge Facility Loan Parties shall deliver to the Ad Hoc Committee Advisors and the Bridge Facility Lenders a supplement to the Initial Approved Budget (each, an “Updated Budget”), covering the then- upcoming 13-week period that commences with Saturday of the calendar week immediately preceding such Updated Budget Deadline, in each case consistent with the form and detail set forth in the Initial Approved Budget and including a forecasted unrestricted cash balance as well as a line-item report setting forth the estimated professionals fees and expenses to be incurred by each professional advisor on a weekly basis. Each Updated Budget shall be deemed the “Approved Budget” only upon receipt by the Bridge Facility Loan Parties of affirmative written approval thereof by the Required Bridge Facility Lenders (or one of the Ad Hoc Committee Advisors on behalf of the Required Bridge Facility Lenders) in their sole discretion (which approval may be provided via email from Ad Hoc Committee’s Advisors to the Bridge Facility Loan Parties’ advisors); provided, however, that, in the event such Updated Budget is not so approved by the Required Bridge Facility Lenders, the prior Approved Budget shall remain in effect; provided, further, however, that the Required Bridge Facility Lenders shall not have any obligation to approve any Updated Budget, and, no modification to any Updated Budget or any Approved Budget, or any reforecasting of any information relating to any period covered by any other Updated Budget or any Approved Budget, as the case may be, shall in any event be effective without the affirmative written consent of the Required Bridge Facility Lenders.

Not later than 5:00 p.m. New York City time each Thursday (commencing with Thursday of the week immediately following the week in which the Bridge Facility Closing Date occurs) (each such Thursday, the “Variance Report Deadline”), the Bridge Facility Loan Parties shall deliver to the AHC Advisors and the Bridge Facility Lenders a variance report, each in the form set forth on Annex III attached hereto (each, a “Variance Report”), setting forth the difference between, on a line-by-line and aggregate basis, (i) actual operating receipts and budgeted operating receipts as set forth in the Approved Budget, as the case may be (the “Receipts Variance”), and (ii) actual operating disbursements and budgeted operating disbursements as set forth in the Approved Budget, as the case may be (the “Disbursements Variance”), in each case, for the Applicable Period (as defined below), in each case, together with a reasonably detailed explanation of such Receipts Variance and Disbursements Variance.

The Bridge Facility Loan Parties shall not permit the Receipts Variance or the Disbursements Variance with respect to any Applicable Period to exceed the Permitted Variance (as defined below).

“Applicable Period” means, (x) with respect to the first eight (8) Variance Reports, the one-week period ending on the Friday of the week immediately preceding the applicable Variance Report Deadlines, and (y) with respect to the ninth Variance Report, and each Variance Report thereafter,

(i) to the extent no material Receipts Variance or material Disbursements Variance has occurred with respect to any Applicable Period, the two-week period ending on the Friday of the week immediately preceding the applicable Variance Report Deadline and (ii) to the extent a material Receipts Variance or material Disbursements Variance occurs with respect to any Applicable Period, the one-week period ending on the Friday of the week immediately preceding the applicable Variance Report Deadline.

“Permitted Variance” means up to 12.5% less than the amount set forth in the Approved Budget for the Receipts Variance and up to 12.5% greater than the amount set forth in the Approved Budget for the Disbursements Variance, in each case, on an aggregate basis (excluding any professional fees), in each case, on an aggregate basis (and not on a line-item basis) and excluding, in any event, any professional fees. The Approved Budget and Permitted Variance shall be prepared in the form set forth on Annex II attached hereto, which for the avoidance of doubt shall, for purposes of calculating the Approved Budget and Permitted Variance, consistent with past practices, provide that any offsetting balances paid in exchange shall be treated as cash.

“Budget and Variance Covenants” means, collectively, the obligations to (i) comply with the Approved Budget and any Permitted Variance, (ii) deliver Updated Budgets and Variance Reports in each case, in accordance the terms and conditions set forth herein, and (iii) comply with the Wind Down Budget.
Events of Default:

The Bridge Facility Documents shall contain usual and customary events of default for financings of this type, subject to the Documentation Principles (including grace periods and materiality qualifiers), including, without limitation, the following (the “Events of Default”):

(a)   the failure to pay principal, interest, or other amounts (other than professional fees) when due under the Bridge Facility Documents, subject to a three (3) day grace period;

(b)   the failure to pay professional fees when due under the Bridge Facility Documents, subject to a five (5) day grace period;

(c)   the failure to comply with the Affirmative and Negative Covenants set forth herein, subject to customary grace periods as shall be set forth in the Bridge Facility Credit Agreement;

(d)   the occurrence of a termination event, default or event of default under the RSA;

(e)   the failure to satisfy any of the Milestones;

(f)   the failure to satisfy any conditions to borrowing set forth herein;

(g)   the breach of any of the Budget and Variance Covenants;

(h)   the CCAA Court grants any order or relief that restricts, prevents, interferes with, modifies, delays or otherwise affects the Sale Transaction; and

(i)   the failure of the Bridge Loan Facility Parties or any of their respective subsidiaries to observe or perform any covenant, condition or agreement contained in any Bridge Facility Document (other than those specified above) and such failure shall continue unremedied for a period of five (5) Business Days after written notice thereof from the Bridge Facility Agent or the Required Bridge Facility Lenders to the Bridge Facility Borrower.

Bridge Facility Roll Commitment:	Notwithstanding anything contain herein or the RSA to the contrary, each Bridge Facility Lender shall agree that, on the Sale Transaction Effective Date, and so long as the RSA remains in full force and effect, the Bridge Facility Loans (other than the unfunded portion of the Tranche B of the Bridge Facility as of the Sale Transaction Effective Date) held by each Bridge Facility Lender shall be converted, on a dollar-for-dollar basis, into Take-Back Loans under the Take-Back Debt Facility.
Amendments:

Usual and customary for facilities of this type requiring the consent of the Required Bridge Lenders, except for amendments customarily requiring approval by adversely affected Bridge Lenders under the Bridge Facility, subject to the Documentation Principles.

“Required Bridge Facility Lenders” shall mean Bridge Facility Lenders holding Bridge Facility Loans and unused Bridge Facility Commitments representing at least 50.1% of the aggregate amount of Bridge Facility Loans and unused Bridge Facility Commitments at such time.

Documentation Principles:	The Bridge Facility shall be documented (this paragraph, the “Documentation Principles”) pursuant to and evidenced by Bridge Facility Documents (as defined in the RSA), each of which shall be consistent with this Bridge Facility Term Sheet and otherwise in form and substance acceptable to the Bridge Facility Loan Parties and the Required Bridge Facility Lenders.
Governing Law:	The Bridge Facility Documents shall be governed by the laws of the State of New York (except as otherwise set forth therein).

ANNEX I

Bridge Facility - Interest and Certain Payments

Interest Rate:	The Bridge Facility Loans shall bear interest at 14.00% per annum.

Interest Payment Dates:	Interest shall be payable in kind on a monthly basis in arrears, upon any prepayment or refinancing in full, and on the Maturity Date.

Default Rate:	During the continuance of an event of default, principal, overdue interest, overdue premium, and fees and other overdue amounts shall bear interest at 2.00% per annum in excess of the applicable interest rate otherwise applicable to such obligations.

Bridge Facility Commitment Premium:	The Bridge Facility Borrowers shall pay to the Bridge Facility Lenders a non- refundable commitment premium (the “Bridge Facility Commitment Premium”) equal to 10% of aggregate principal amount of Bridge Facility Commitment of each Bridge Facility Lender, which shall be fully earned, due, and payable in kind on the Bridge Facility Closing Date; provided, however, that each Bridge Facility Lender may elect in writing, at its sole discretion, the option to convert such Bridge Facility Commitment Premium in connection with the rollover to the Take Back Debt Facility into 10% of the New Equity Interests (subject to dilution by the MIP) issued by NewCo as of the Sale Transaction Effective Date.

Bridge Facility Exit Premium:	The Bridge Facility Borrowers shall pay to the Bridge Facility Lenders a non- refundable exit premium (the “Bridge Facility Exit Premium”), equal to 10% of the aggregate principal amount of the Bridge Facility Commitments of each Bridge Facility Lender, which shall be deemed fully earned as of Bridge Facility Closing Date; provided, however, that each Bridge Facility Lender may elect in writing, at its sole discretion, the option to convert such Bridge Facility Exit Premium in connection with the rollover to the Take Back Debt Facility into 10% of the New Equity Interests (subject to dilution by the MIP) issued by NewCo as of the Sale Transaction Effective Date.

Bridge Facility Backstop Premium	In consideration for the Bridge Facility Backstop, the Bridge Facility Borrowers shall pay to the Bridge Facility Backstop Parties a non-refundable put option premium (the “Bridge Facility Backstop Premium”) in an amount equal to 15% of the aggregate amount of the Bridge Facility Commitments, which shall be fully earned and due and payable in kind as of the Bridge Facility Closing Date and to be included in the principal amount of the Bridge Loans; provided, however, that each Bridge Facility Lender that received a Bridge Facility Backstop Premium may elect in writing, at its sole discretion, the option to convert such Bridge Facility Backstop Premium in connection with the rollover to the Take Back Debt Facility into 15% of the New Equity Interests (subject to dilution by the MIP) issued by NewCo as of the Sale Transaction Effective Date.

Rate and Payment Basis:	All per annum rates shall be calculated based on a year of 365 or 366 days, as applicable. All amounts payable under the Bridge Facility shall be made in U.S. dollars.

ANNEX II

WIND DOWN BUDGET

[REDACTED – commercially sensitive information]

ANNEX III

FORM OF VARIANCE REPORT

EXHIBIT C

Initial Approved Budget [REDACTED – commercially sensitive information]

EXHIBIT D

Form of Transfer Agreement

The undersigned (the “Transferee”) hereby acknowledges that it has read and understands that certain Restructuring Support Agreement, dated as of July 30, 2025 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”),1 by and among the Company Parties and the Consenting Senior Noteholders party thereto, including the transferor to the Transferee of any Company Claims/Equity Interests (each such transferor, the “Transferor”).

1.            Agreement to be Bound. The Transferee hereby agrees to be bound by all of the terms and conditions of the Agreement, a copy of which is attached hereto as Annex I (as the same has been or may hereafter be amended, restated, amended and restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof). The Transferee shall hereafter be deemed to be a “Consenting Senior Noteholder” and a “Party” for all purposes under the Agreement and with respect to all Company Claims/Interests held by such Transferee.

2.            Representations and Warranties. The Transferee hereby makes all representations and warranties of the Parties and Consenting Senior Noteholders set forth in the Agreement to each other Party as of the date of the Transfer, including the agreement to be bound by the vote of the Transferor if such vote was cast before the effectiveness of the Transfer discussed herein.

3.            Notice. The Joinder Party shall deliver an executed copy of this transfer agreement (the “Transfer Agreement”) to the Parties identified in Section 14.09 of the Agreement.

[Signature Page Follows.]

[1]	Capitalized terms used but not otherwise defined herein shall having the meanings ascribed to such terms in the Agreement.

Date Executed: [•]

[TRANSFEREE]

Name:
Title:
Address:
E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
Senior Notes Claims:
Equity Interests in Canadian Parent:

[Signature Page to Transfer Agreement]

Annex I to Transfer Agreement

Restructuring Support Agreement

(See attached.)

EXHIBIT E

Form of Joinder Agreement

The undersigned (the “Joinder Party”) hereby acknowledges that it has read and understands that certain Restructuring Support Agreement, dated as of July 30, 2025 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”),1 by and among the Company Parties and the Consenting Senior Noteholders party thereto.

1.            Agreement to be Bound. The Joinder Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached hereto as Annex I (as the same has been or may hereafter be amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the provisions hereof). The Joinder Party shall hereafter be deemed to be a “Consenting Senior Noteholders” and a “Party” for all purposes under the Agreement and with respect to all Company Claims/Interests held by such Joinder Party.

2.            Representations and Warranties. The Joinder Party hereby makes all representations and warranties of the Parties and Consenting Senior Noteholders set forth in the Agreement to each other Party as of the date of this Joinder.

3.            Notice. The Joinder Party shall deliver an executed copy of this joinder agreement (the “Joinder”) to the Parties identified in Section 14.09 of the Agreement.

[Signature Page Follows.]

[1]	Capitalized terms used but not otherwise defined herein shall having the meanings ascribed to such terms in the Agreement.

Date Executed: [•]

[JOINDER PARTY]

Name:
Title:
Address:
E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
Senior Notes Claims:
Equity Interests in Canadian Parent:

[Signature Page to Joinder]

Annex I to Joinder

Restructuring Support Agreement

(See attached.)